     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 1995

                                                      REGISTRATION NO. 33-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                            FSI INTERNATIONAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
               MINNESOTA                             41-1223238
    (STATE OR OTHER JURISDICTION OF     (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)

               322 LAKE HAZELTINE DRIVE, CHASKA, MINNESOTA 55318
                                (612) 448-5440
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               JOEL A. ELFTMANN
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            FSI INTERNATIONAL, INC.
                           322 LAKE HAZELTINE DRIVE
                            CHASKA, MINNESOTA 55318
                                (612) 448-5440
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

 IT IS REQUESTED THAT COPIES OF NOTICES AND COMMUNICATIONS FROM THE SECURITIES
                      AND EXCHANGE COMMISSION BE SENT TO:
         DOUGLAS P. LONG, ESQ.                  DAVID J. LUBBEN, ESQ.
            FAEGRE & BENSON                   DORSEY & WHITNEY P.L.L.P.
    PROFESSIONAL LIMITED LIABILITY             PILLSBURY CENTER SOUTH
              PARTNERSHIP                      220 SOUTH SIXTH STREET
          2200 NORWEST CENTER               MINNEAPOLIS, MINNESOTA 55402
        90 SOUTH SEVENTH STREET                    (612) 340-2600
     MINNEAPOLIS, MINNESOTA 55402
            (612) 336-3000

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                          PROPOSED
                                           PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF      AMOUNT        MAXIMUM       AGGREGATE      AMOUNT OF
    SECURITIES TO BE         TO BE      OFFERING PRICE OFFERING PRICE  REGISTRATION
       REGISTERED        REGISTERED(1)   PER SHARE(2)      (1)(2)          FEE
- -----------------------------------------------------------------------------------
Common Stock (without      3,162,500
 par value).............     Shares        $25.8125     $81,632,032      $28,150
- -----------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
(1) Reflects a two-for-one stock split of the Common Stock to be distributed on or about June 19, 1995 to shareholders of record on June 13, 1995 (the "Stock Split"). Includes 412,500 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) and based on the average of the high and low sale prices (as adjusted for the Stock Split) of the registrant's Common Stock on June 9, 1995 as reported on the Nasdaq National Market.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 16, 1995

PROSPECTUS

                                2,750,000 SHARES
 [LOGO OF
  FSI INTERNATIONAL,         FSI INTERNATIONAL, INC.
  INC. APPEARS HERE]
                                  COMMON STOCK

                                 -------------

  Of the 2,750,000 shares of Common Stock offered hereby, 2,500,000 shares are being sold by FSI International, Inc. ("FSI" or the "Company") and 250,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders.

  On June 14, 1995 the last reported sale price on the Nasdaq National Market for the Common Stock was $25.875 per share, after giving effect to the stock split described below. See "Price Range of Common Stock and Dividend Policy." The Common Stock is quoted on the Nasdaq National Market under the symbol "FSII."

  The Company's Board of Directors recently declared a two-for-one stock split of its Common Stock to be distributed on or about June 19, 1995 to shareholders of record on June 13, 1995 (the "Stock Split"). The shares of Common Stock offered hereby reflect the Stock Split.

                                 -------------

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================
                                                  Underwriting
                                                 Discounts and                  Proceeds to
                                      Price       Commissions    Proceeds to      Selling
                                    to Public         (1)        Company (2)    Shareholders
- --------------------------------------------------------------------------------------------
Per Share........................     $              $              $              $
- --------------------------------------------------------------------------------------------
Total (3)........................  $               $             $               $
============================================================================================

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting estimated expenses payable by the Company of $275,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 412,500 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions, and Proceeds to Company will be $          , $         , and
    $          , respectively. See "Underwriting."

                                 -------------

  The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation, or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New
York on or about July   , 1995.

                                 -------------

NEEDHAM & COMPANY, INC.
                                LEHMAN BROTHERS
                                                           MONTGOMERY SECURITIES
July   , 1995

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at certain of the Commission's regional offices located as follows: 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Company has filed with the Commission a Registration Statement on Form S-3 (herein referred to, together with all amendments thereto, as the "Registration Statement") under the Securities Act with respect to the offering of the shares made hereby. This Prospectus does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are summaries which are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement herein being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended August 27, 1994, as amended on February 16, 1995 (which incorporates by reference certain portions of the Company's 1994 Annual Report to Shareholders and certain portions of the Company's definitive Proxy Statement for the Company's 1995 Annual Meeting of Shareholders), the Company's Quarterly Reports on Form 10-Q for the quarters ended November 26, 1994, February 25, 1995, and May 27, 1995, the Company's Current Reports on Form 8-K dated January 5, 1995, as amended on February 16, 1995, and March 22, 1995, and the description of the Company's Common Stock as set forth in the Company's Form 8-A Registration Statement dated October 31, 1988 are incorporated into this Prospectus by reference. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy (without certain exhibits) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to the Executive Vice President and Chief Financial Officer, FSI International, Inc., 322 Lake Hazeltine Drive, Chaska, Minnesota 55318; telephone number (612) 448-8936.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               ----------------

  FSI(R), Polaris(R), Mercury(R), Excalibur(R), ChemFill(R), ChemBlend(TM), Stabilized Distribution(TM), Orion(TM), VP4500(TM), P2000(TM), and P2200M(TM) are trademarks of the Company. All other brand names or trademarks appearing in this Prospectus are the property of their respective holders.

                                        THE ROLE OF FSI'S PRODUCTS IN INTEGRATED


FSI products are used during several critical phases in the fabrication of semiconductor devices. These operations are repeated numerous times, depending upon the type and complexity of the semiconductor device and the overall process employed by the device manufacturer.

                     [PHOTO OF CHEMFILL 5000 APPEARS HERE]
                              CHEMICAL MANAGEMENT

ChemFill(R) Systems automatically deliver chemicals needed to the point of use in the fab, minimizing the amount of handling needed and helping to ensure purity.

             [PHOTO OF MERCURY AND EXCALIBUR SYSTEMS APPEARS HERE]

[PHOTO APPEARS HERE]
WAFER CARRIER  -----------         CLEANING

                                       |
                                       |
                                  -----------
                                   ETCH BACK
                                  -----------
                                       |
                                       |
[PHOTO APPEARS HERE]
ASSEMBLY TEST ------------          STRIPPING

                    [PHOTO OF MERCURY SYSTEM APPEARS HERE]

                              CIRCUIT FABRICATION



                                                      [PHOTO OF POLARIS CLUSTER
                                                      APPEARS HERE]


FSI's MERCURY(R) and                                        POLARIS(R) Clusters
EXCALIBUR(R) Systems                                      consist of one or two
prepare the wafer by                                 cleanroom qualified robots
removing contaminants                             surrounded by various process
using a sequenced                                modules which bake and develop
application of chemicals                               photoresist on the wafer
by spray or vapor                                       surface. Photoresist is
technology. These systems                      light-sensitive material used to
provide an alternative to                         project circuit patterns onto
traditional immersion                        silicon wafers. Polaris represents
technology, principally                             a processing alternative to
wet bench processing                             conventional photoresist track
of wafers.                                      or linear systems, which permit
                                                   processing of the wafer only
                                                  according to a preestablished
                                                  arrangement of the equipment.
                              ------------
                                LAYERING
                     -------       OR       -------     PHOTOLITHOGRAPHY
                               DEPOSITION
                              ------------                   /       |
                                                            /        |
                                /      \             EXPOSURE        |
                               /        \           (STEPPER)        |
                                                                     |
                          DIFFUSION     CVD                          |
                          (FURNACE)                                  |
                                                                     |
                                                                     |
                                                                     |
                ION                                          PLASMA  |
DIFFUSION     IMPLANT                                          ETCH  |
   \            /                                                 \  |
    \          /                                                   \ |
     \        /                                                     \|
    ------------                                                 ---------
- ---    DOPING    -------           CLEANING              -------  ETCHING
    ------------                                                ---------
                            [PHOTO OF EXCALIBUR SYSTEM
                                  APPEARS HERE]

The MERCURY(R) System is                                Etching leaves an
used to strip photoresist                               undesirable residue on
from the surface of the                                 the wafer's surface. The
wafer. Photoresist                                      EXCALIBUR(R) Vapor Phase
stripping is required                                   Processor is utilized to
after most etching and                                  remove the residue.
doping steps.

                               PROSPECTUS SUMMARY

  The following information is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) included or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus has been adjusted to give effect to the two-for-one Stock Split and to reflect the acquisition, effective March 8, 1995, of Applied Chemical Solutions, which acquisition was accounted for using the pooling-of-interests method of accounting, and assumes no exercise of the Underwriters' over-allotment option. See "Underwriting." The Company's fiscal year ends on the last Saturday in August and comprises 52 or 53 weeks. The Company's fiscal quarters are generally 13 weeks, ending on a Saturday. Unless the context otherwise indicates, reference to the Company or FSI refers to FSI International, Inc. and its subsidiaries.

                                  THE COMPANY

  FSI International, Inc. designs, manufactures, markets, and supports microlithography, surface conditioning, and chemical management equipment used in the fabrication of integrated circuits. The Company's microlithography product, the Polaris cluster, processes photoresist (light sensitive material used for patterning) on the surface of silicon wafers as part of the photolithography phase of the integrated circuit fabrication process. The Company's surface conditioning products, including the Mercury spray processing systems and the Excalibur vapor processing systems, remove contaminants and excess photoresist from wafers during the fabrication process and selectively remove oxide from the wafer surface. The process steps performed by the Company's microlithography and surface conditioning products are used repeatedly throughout the fabrication cycle and constitute an integral part of the manufacturing process for virtually every integrated circuit produced today. The Company's chemical management products perform the critical functions of generating, blending, delivering, and controlling the flow, concentration, and purity of chemicals used by various types of processing equipment within a fabrication facility.

  Advances in electronics technology in recent years have resulted in increasingly sophisticated integrated circuits which require submicron geometries and complex manufacturing processes. To meet the demand for these more complex, high performance devices, integrated circuit manufacturers require process technologies that are timely, reliable, and readily integrated into high volume manufacturing environments. Competitive pressures are at the same time forcing integrated circuit manufacturers to reduce the costs of producing integrated circuits. FSI believes it responds to these demands by providing leading technology products that increase yields, integrate with other suppliers' equipment, and provide significant overall cost advantages.

  The Company's strategy is to remain focused as a technological leader in its three core markets, emphasizing close customer relationships that enhance the Company's responsiveness to the needs and cost constraints of its markets. FSI intends to enhance its product offerings in its three core markets by continuing the Company's commitment to engineering and development and by making strategic acquisitions of complementary technologies or products. Effective March 8, 1995, the Company acquired Applied Chemical Solutions, which designs, markets, and services chemical blending and delivery systems, point of use chemical generation systems, and slurry mixing and delivery systems used in conjunction with chemical mechanical planarization, commonly referred to as CMP. See "Risk Factors--Acquisitions" and "Recent Developments--Acquisition of Applied Chemical Solutions." As part of its strategy and to serve its customers better, the Company continues to expand and enhance its demonstration and process development facilities, has begun construction of a new 100,000 square foot manufacturing facility, and is in the process of establishing manufacturing capability for its chemical management systems in Europe through the acquisition in January 1995 of a 50% interest in FSI Metron Europe, Ltd. (formerly Vinylglass Limited), a United Kingdom company.

  The Company sells products from one or more of its product lines to most major integrated circuit manufacturers, including AMD, Ericsson, Fujitsu, LG Semicon, Hyundai, Intel, IBM, Motorola, SGS

Thomson, and Texas Instruments. The Company markets its products directly in North America and primarily through a network of affiliated distributors in Europe, the Far East, and Japan. Through these affiliated international distributors the Company can provide timely and efficient worldwide customer service and support. Effective April 3, 1995, certain of these affiliated distributors entered into a reorganization agreement with Transpacific Technology Corporation which contemplates that the affiliated distributors and Transpacific would be consolidated into a global distribution company. Transpacific markets or distributes products of certain semiconductor equipment and consumables manufacturers in portions of the United States and Europe. See "Risk Factors--Reliance on Affiliated International Distributors" and "Recent Developments--Metron Activities."

  The principal executive offices of the Company, a Minnesota corporation, are located at 322 Lake Hazeltine Drive, Chaska, Minnesota 55318 and its telephone number is (612) 448-5440.

                                  THE OFFERING

Common Stock offered by the Company........  2,500,000 shares
Common Stock offered by the Selling
 Shareholders..............................  250,000 shares
Common Stock to be outstanding after the
 Offering..................................  19,635,782 shares (1)
Use of proceeds by the Company.............  For working capital and general corporate purposes.
Nasdaq National Market Symbol..............  FSII

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 NINE MONTHS
                                     FISCAL YEAR ENDED              ENDED
                              -------------------------------- ----------------
                              AUGUST 29, AUGUST 28, AUGUST 27, MAY 28, MAY 27,
                                 1992       1993       1994     1994     1995
                              ---------- ---------- ---------- ------- --------
STATEMENT OF OPERATIONS DATA
 (2):
Sales........................  $46,879    $78,432    $96,437   $68,210 $126,415
Gross profit.................   18,770     28,968     40,649    28,413   54,255
Operating income (loss)......   (2,183)     2,712      5,354     3,938   12,787
Income (loss) before income
 taxes.......................   (2,593)     2,041      5,100     3,650   13,818
Equity in earnings (loss) of
 affiliates..................     (373)     1,277      1,800     1,160    2,128
Net income (loss)............   (3,358)     2,958      5,646     3,963   12,146
Net income (loss) per common
 share (3)...................  $  (.36)   $   .28    $   .43   $   .31 $    .76
Weighted average common
 shares and common
 share equivalents (3).......    9,275     10,558     13,222    12,968   15,916

                                                              MAY 27, 1995
                                              AUGUST 27, -----------------------
                                                 1994     ACTUAL  AS ADJUSTED(4)
                                              ---------- -------- --------------
BALANCE SHEET DATA (2):
Working capital..............................  $27,778   $ 84,378    $145,556
Total assets.................................   68,995    145,930     207,108
Short-term debt..............................      149         45          45
Long-term debt, less current maturities......       33          2           2
Stockholders' equity.........................   42,006    106,422     167,600

- --------
(1) Based upon the number of shares outstanding on May 27, 1995, as adjusted to reflect the Stock Split. Such number does not include 1,709,424 shares issuable upon exercise of outstanding options granted by the Company, 198,930 shares reserved for future issuance under the Company's stock plans, 100,000 shares issuable upon the exercise of outstanding Common Stock purchase warrants, and 35,000 shares reserved for issuance in connection with the purchase in June 1994 of certain technology and other assets, each as adjusted to reflect the Stock Split.
(2) All amounts have been adjusted to reflect the acquisition, effective March 8, 1995, of Applied Chemical Solutions, which acquisition was accounted for using the pooling-of-interests method of accounting. See "Recent Developments--Acquisition of Applied Chemical Solutions" and Note 2 of Notes to Consolidated Financial Statements of FSI.
(3) Share information and per share information have been adjusted to reflect the Stock Split.
(4) Adjusted to reflect the sale of 2,500,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $25.875 per share, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be carefully considered in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby.

CYCLICALITY OF THE SEMICONDUCTOR DEVICE INDUSTRY

  The Company's business depends in large part on the capital equipment expenditures of semiconductor device manufacturers, which in turn depend on the current and anticipated demand for integrated circuits and products utilizing integrated circuits. The semiconductor device industry is cyclical and has historically experienced periodic downturns, which often have had an adverse effect on capital equipment expenditures by semiconductor device manufacturers. These downturns generally have adversely affected the sales, gross profits, and operating results of semiconductor equipment suppliers, including the Company. Over the past two to three years, the semiconductor device industry has been experiencing significant growth, particularly in the United States and Korea. There can be no assurance that such growth will continue or that the Company's sales, gross profits, and operating results will not be adversely affected by future downturns in the semiconductor device industry. In addition, the Company's construction of a new manufacturing facility, its expansion and enhancement of its laboratory facilities, and the upgrading of its computer systems as well as the need for continued investment by the Company in research and development, marketing, and customer service and support capabilities will limit the Company's ability to reduce expenses during future downturns in the semiconductor device industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's results for a particular quarter can vary due to a number of factors and, consequently, the Company may experience significant fluctuations in its quarterly sales, gross profits, operating results, and net income. Factors which may influence the Company's operating results in a given quarter include specific economic conditions in the semiconductor device industry, the financial results of the Company's affiliates, the timing of the receipt of orders from major customers, the mix of products sold by the Company, competitive pricing pressures, the proportion of international sales, product modifications requested by customers and available production capacity. During a specific quarter, a significant portion of the Company's revenue may be derived from the sale of a relatively small number of systems. Accordingly, a small change in the number of such systems sold in a quarter may cause significant changes in operating results. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. These factors also could significantly affect annual results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

MANAGEMENT OF GROWTH

  The Company is undergoing a period of rapid growth. In addition, with the acquisition of a 50% interest in FSI Metron Europe, Ltd. ("FME" and formerly Vinylglass Limited), a company based in the United Kingdom, and the acquisition of Applied Chemical Solutions ("ACS"), a company based in Hollister, California, the Company expects additional growth in the number of employees, the scope of its operations, and the geographic area of the Company's operations. This growth has resulted in, and is expected to continue to create, the need for additional capacity (including facilities and skilled employees), new and increased responsibilities for management personnel, and added pressures on the Company's operating and financial systems. The Company's ability to manage future growth effectively and accomplish its overall goals will depend on its ability to hire additional management and technical personnel. Competition for highly skilled technical, managerial and marketing personnel in the Company's industry is high. Industry growth and the low unemployment rate in the Minneapolis, Minnesota area, which includes the Company's principal facility in Chaska, has increased the competition for such personnel. The Company must also integrate its new employees into its overall operations, and continue to improve its operational, financial, and management systems and controls. The Company has commenced a number of programs in response to its growth, including the construction of a new manufacturing facility, the expansion and enhancement of its Surface Conditioning Division Demonstration and Development Laboratory, and the upgrading of its computer systems. If the Company is unable to manage growth effectively or hire or retain qualified personnel, the Company's business and results of operations could be materially and adversely affected. See "Acquisitions" above, "Recent Developments," and "Business--Employees" and "--Properties."

  The need to manage the Company's growth successfully is particularly important in this period of industry-wide expansion. As the Company's customers attempt to meet the growing demand for semiconductor devices by increasing their production capacity, they are setting aggressive delivery requirements for their suppliers, including the Company. Failure to meet customer expectations, whether because of capacity constraints or otherwise, could jeopardize relations with such customers and materially adversely affect the operations and earnings of the Company.

  In light of the significant recent growth in revenues and capacity constraints that will exist even with the planned expansion of its manufacturing facilities, the Company does not believe that the recent rate of revenue growth, on a comparable quarter basis, is sustainable.

DEPENDENCE ON NEW PRODUCTS AND PROCESSES

  Semiconductor device manufacturing equipment and processes are subject to rapid technological change and new product introductions as well as evolving industry standards. The development of more complex integrated circuits and the increased overall demand for products utilizing integrated circuits has driven the need for new facilities, equipment, and processes to produce such devices at an acceptable cost. As a result of these factors, the Company believes semiconductor device manufacturers are increasingly relying on equipment manufacturers to design and develop more efficient equipment, to design and implement improved processes for the benefit of semiconductor device manufacturers, and to integrate their equipment with that of other equipment manufacturers. Therefore, the Company believes that its future success will depend in part upon its ability to continue to enhance its existing products and their process capabilities, and to design and develop new technologies, processes, and systems which compete effectively on the basis of price and performance and which adequately address customer requirements. In addition, the Company must continue to develop, manufacture, and market new products which conform to emerging industry standards. As a result, the Company expects to continue to make significant investments in research and development and to continue to consider from time to time the strategic acquisition of businesses, products, or technologies complementary to the Company's business. The success of the Company in developing, introducing, and selling new and enhanced equipment depends upon a variety of factors including product selection, timely and efficient completion of product design and development, timely and efficient implementation of manufacturing and assembly processes, product performance in the field, and effective sales and marketing. The Company also must manage product transitions successfully, as introductions of new products could adversely affect sales of existing products. If new products have reliability or quality problems, reduced orders, higher manufacturing costs, delays in collecting accounts receivable, and additional service and warranty expense may result. There can be no assurance that the Company will be able to develop and introduce new products or enhancements to its existing products and processes in a manner which satisfies customer needs or achieves market acceptance. The failure to do so could materially and adversely affect the Company's business and results of operations. See "Business--Industry Background," "--Company Strategy," and "--Research and Development."

RELIANCE ON AFFILIATED INTERNATIONAL DISTRIBUTORS

  The majority of the Company's international sales are made through its affiliated distributors, Metron Semiconductors Europa B.V. (together with its subsidiaries, "Metron Europa") in Europe; Metron Semiconductors (Hong Kong) Limited, Metron Semiconductors Far East Limited, and Metron Semiconductors Asia Limited and its subsidiary in the Far East (collectively, the "Metron Asia Group" and, together with Metron Europa, the "Metron Group"); and m.FSI Ltd. in Japan ("m.FSI"). See Note 6 of Notes to Consolidated Financial Statements of FSI. These affiliated distributors also provide service and support to many of the Company's international customers. Thus, a reduction in the sales efforts or financial viability of such distributors, or a termination of the Company's investment in or relationship with such entities, could adversely affect the Company's international sales, its financial results, and its ability to support its international customers. Sales to the Company's affiliated distributors accounted for approximately 26% and 28% of the Company's total sales in fiscal 1994 and the nine months ended May 27, 1995, respectively, and the earnings received from the Company's equity ownership interest in such affiliated distributors accounted for approximately 32% and 18% of the Company's net income in fiscal 1994 and the nine months ended May 27, 1995, respectively. The earnings or losses of the Company's affiliated distributors can significantly affect the financial results of the Company. The affiliated distributors distribute not only the Company's products but also those of other companies serving the semiconductor device industry. Over the past several years, a majority of the revenues of the affiliated distributors, in the aggregate, have been attributable to sales of products of other semiconductor manufacturing equipment and consumables suppliers. Thus, the financial results of the affiliated distributors and their impact on the Company's financial results are dependent not only upon the ability of these distributors to successfully market FSI's products, but also their ability to maintain relationships with and market the products of other semiconductor manufacturing equipment and consumables suppliers. Moreover, while sales of the Company's products by the Metron Group (and of certain other manufacturers for whom they distribute) are generally in United States dollars, the expenses of the Metron Group are generally denominated in foreign currencies and, accordingly, the Metron Group's operating results may be affected by fluctuations in interest and currency exchange rates. In addition, sales by m.FSI are denominated in yen and, accordingly, FSI's equity interest in the earnings of m.FSI are affected by fluctuations in dollar/yen exchange rates. FSI's affiliated distributors generally do not engage in hedging transactions in an effort to lessen the potentially negative effect of foreign currency devaluation in relation to the United States dollar. However, in those limited instances (totaling less than 20% of the aggregate annual sales of the Metron Group and m.FSI) where a sale by an affiliated distributor has been both in a foreign currency (usually at the request of a foreign-domiciled customer) and of a size significant to justify the costs of engaging in hedging activity, FSI's affiliated distributors have hedged such transactions by buying forward United States dollars and selling forward the applicable local currency. If the order that is the subject of a hedging transaction is subsequently cancelled by the customer, the affiliated distributor may be required to satisfy its hedging obligations by buying and/or selling the applicable currencies at market prices that could, because of changes in the applicable exchange rates, result in losses to the affiliated distributor. To date, the Company has not experienced any material adverse effect as a result of the hedging activities of its affiliated distributors. There can be no assurance that the Metron Group and m.FSI will continue to distribute, or to distribute successfully, the Company's products or the products of other semiconductor manufacturing equipment and consumables suppliers, and in such an event the Company's results of operations and earnings could be adversely affected. FSI is not aware of any financial difficulties being experienced by any of its affiliated distributors which could materially adversely affect FSI's financial condition or results of operations.

  Effective April 3, 1995, Metron Europa entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") with Transpacific Technology Corporation ("Transpacific"), a California corporation, providing for the merger of Transpacific with and into Metron Technology, Inc., a newly formed California corporation and wholly owned subsidiary of Metron Europa, and the acquisition by Metron Europa of all of the outstanding share capital of the companies comprising the Metron Asia Group (the "Reorganization"). Transpacific markets or distributes the products of certain semiconductor equipment and consumables manufacturers in portions of the United States and Europe. FSI's day-to-day involvement in the management of the Metron Group will be reduced following the Reorganization, and the future success of Metron Europa will depend on the successful integration of the senior management of Transpacific and the Metron Group, none of whom has prior experience in managing a semiconductor equipment business of the size and geographic scope that the combined entities will have. Upon conclusion of the Reorganization, the equity interest of FSI in the newly combined Metron Europa will be approximately 38%, compared to its current 40% and 50% equity interests in Metron Europa and the Metron Asia Group, respectively. Consummation of the Reorganization is subject to various conditions, including approval by Transpacific's shareholders; receipt of all required regulatory approvals; and the absence of any material adverse change in the business, properties, results of operations or financial condition of Metron Europa, the Metron Asia Group or Transpacific. There can be no assurance that Metron Europa will be able to successfully complete the Reorganization or successfully integrate the acquired businesses, product lines and principals of Transpacific and the Metron Asia Group. There also can be no assurance that the business strategy of the Metron Group and Transpacific to develop a global distribution, sales and service entity will be well received by either customers, principals, or employees.

  No assurance can be given that the existing relationships of Transpacific or the Metron Group with the semiconductor manufacturing equipment and consumables manufacturers whose products they market or distribute (their respective "principals") will not be impaired following the Reorganization. Certain product lines of principals represented by Metron Europa, the Metron Asia Group, and Transpacific prior to the Reorganization are competitive. As a consequence, certain principals of Transpacific have terminated Transpacific as a distributor or representative or have advised Transpacific of their intention to terminate it as a distributor or representative, and Transpacific, Metron Europa and/or the Metron Asia Group also have modified their existing distribution arrangements with certain principals to restrict the ability of the combined entity following the Reorganization to represent competing product lines in the same territory. It is possible that certain principals of Transpacific, Metron Europa, or the Metron Asia Group will become dissatisfied because of potential conflicts notwithstanding the Metron Group's or Transpacific's agreement to such geographic limitations, and such principals may nevertheless decide to terminate their relationships with one or more entities within the combined company. The loss of any such principals, without the creation of new distributor relationships to take their place, could have an adverse effect on FSI's financial condition and results of operations. See "Recent Developments--Metron Activities" and "Business--Marketing, Sales, and Support" and "--Customers."

INTERNATIONAL BUSINESS

  Approximately 33% and 30% of the Company's sales for fiscal 1994 and the first nine months of fiscal 1995, respectively, were attributable to sales outside the United States, including sales through the Company's affiliated international distributors which accounted for 78% and 95%, respectively, of such sales. See "Reliance on Affiliated International Distributors" above and
Note 16 of the Notes to Consolidated Financial Statements of FSI. The Company expects that international sales will continue to represent a significant portion of its total sales. Sales to customers outside the United States are subject to risks, including the imposition of governmental controls, the need to comply with a wide variety of foreign and United States export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles typically associated with international sales, and the greater difficulty of administering business overseas as well as general economic conditions. Although substantially all of the Company's direct international sales are denominated in United States dollars, both direct sales by the Company and sales through its affiliated international distributors may be affected by changes in demand resulting from fluctuations in interest and currency exchange rates. Moreover, while sales by the Metron Group are also generally denominated in United States dollars, their expenses are denominated in foreign currencies and, consequently, their operating results may be affected by changes in exchange rates. Sales by m.FSI are denominated in yen and, accordingly, FSI's equity interest in the earnings of m.FSI are affected by fluctuation in dollar/yen exchange rates. Furthermore, although the Company endeavors to meet technical standards established by foreign regulatory bodies, there can be no assurance that the Company will be able to comply with changes in foreign standards in the future. The inability of the Company to design products to comply with foreign standards could have a material adverse effect on the Company. In addition, the laws of certain foreign countries may not protect the Company's intellectual property to the same extent as do the laws of the United States. A growing portion of the Company's international sales have been to semiconductor device manufacturers located in Korea. The Korean market is extremely competitive and the semiconductor device manufacturers located there have been very aggressive in seeking price concessions from suppliers. See "Business--Marketing, Sales, and Support" and "--Competition."

ACQUISITIONS

  The Company from time to time may acquire complementary businesses, products, or technologies. On January 31, 1995, the Company and its European affiliated distributor, Metron Europa, each acquired 50% of FME, which is located in Newhaven, East Sussex, England, and manufactures, markets, and services chemical delivery systems and certain other products. In addition, effective March 8, 1995, the Company acquired ACS, which is located in Hollister, California, and designs, markets, and services chemical blending and delivery systems, point of use chemical generation systems, and slurry mixing and delivery systems used in conjunction with chemical mechanical planarization, commonly referred to as CMP. There can be no assurance that the Company will be able to successfully complete other acquisitions or successfully integrate the acquired businesses, products, or technologies of FME, ACS or others. See "Recent Developments."

JAPANESE COMPETITION

  Since 1992, Japanese semiconductor device manufacturers have substantially reduced their levels of capital spending on new fabrication facilities and equipment in Japan and elsewhere. This has resulted in reduced sales and increasing competitive pressures in the Japanese market segment (comprised of semiconductor device fabrication facilities located in Japan and those located outside of Japan which are controlled by Japanese companies). As a result, pricing pressures in both the Japanese market and elsewhere may continue into the foreseeable future due to Japanese semiconductor equipment manufacturers offering substantial discounts on their products.

  The Company believes that the Japanese companies with which it competes have a competitive advantage because of their dominance of the Japanese market segment. Furthermore, Japanese semiconductor device manufacturers have extended their influence outside Japan by licensing products and process technologies to non-Japanese semiconductor device manufacturers. Such licenses can result in a recommendation to use semiconductor equipment manufactured by Japanese companies. Therefore, the Company may be at a competitive disadvantage with respect to the Japanese semiconductor equipment suppliers, who have been engaged for some time in collaborative efforts with Japanese semiconductor device manufacturers. Certain Japanese semiconductor equipment manufacturers have announced plans to begin manufacturing operations in the United States, which will enable them to compete more effectively in the United States market.

  The Japanese market segment is important as it represents a substantial percentage of the world-wide semiconductor device market. To date, the Company has not yet established itself as a significant participant in the Japanese market segment with respect to its microlithography cluster or chemical management system product lines. As part of the strategy to establish its Japanese presence, the Company formed a joint venture, m.FSI, in August 1991 with Mitsui & Co., Ltd. and its wholly-owned subsidiary, Chlorine Engineers Corp., Ltd. (collectively, "Mitsui") and granted m.FSI certain product and technology licenses and product distribution rights in Japan. There can be no assurance that the Company will be able to maintain or increase its sales to the Japanese market segment. See "Business--Marketing, Sales, and Support" and "--Competition." FSI does not believe that there are any existing government trade restrictions that would materially limit FSI's ability to compete in the Japanese or Korean markets. There can be no assurance, however, that imposition of such restrictions in the future will not adversely affect FSI's ability to compete in these markets.

COMPETITION

  The semiconductor equipment industry is highly competitive. In each of the markets it serves, the Company faces intense competition from established competitors, some of which have substantially greater financial, engineering, research, development, manufacturing, marketing, service, and support resources, greater name recognition than the Company, and long-standing customer relationships. In order to remain competitive, the Company must maintain a high level of investment in research and development, marketing, and customer service and support as well as control operating expenses. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company's products will continue to be viewed as competitive as a result of technological advances by competitors or changes in semiconductor processing technology. The Company's competitors may also increase their efforts to gain and retain market share through competitive pricing. Such competitive pressures may necessitate significant price reductions by the Company or result in lost orders which could adversely affect the Company's results of operations. See "Business--Marketing, Sales, and Support" and "--Competition."

DEPENDENCE ON KEY CUSTOMERS

  Although the composition of the Company's largest customers has changed from year to year, direct sales to the Company's top five customers in each of fiscal 1992, 1993, and 1994 have accounted for approximately 45%, 50%, and 46%, respectively, of the Company's total sales. Direct sales to the Company's top two customers in each of fiscal 1992, 1993, and 1994 accounted for approximately 34%, 32%, and 30%, respectively, of the Company's total sales. FSI's top two customers in fiscal 1994 were Texas Instruments, Inc. ("TI") and Motorola, Inc. ("Motorola"). In addition, approximately 37% of the Company's backlog at fiscal 1994 year-end was comprised of orders from three customers. Sales to the Company's affiliated distributors in fiscal 1992, 1993, and 1994, which may include sales of products subsequently resold to the Company's top five customers, accounted for approximately 33%, 25%, and 26%, respectively, of the Company's total sales. The Company currently has no long-term purchase commitments with any of its customers and sales are generally made pursuant to purchase orders. A reduction, delay, or cancellation of orders from one or more of its significant customers, or the loss of one or more of such customers, could have a material adverse effect on the Company's operating results. See "Business--Customers."

ACCEPTANCE OF POLARIS MICROLITHOGRAPHY CLUSTER

  The Company introduced the original Polaris microlithography cluster in 1991. In July 1994, the Company introduced the Polaris 2000 product, an advanced microlithography cluster with enhanced processing capabilities and increased throughput. Use of the Polaris cluster represents an alternative to the conventional track approach employed by semiconductor device manufacturers to process photoresist. To date, a significant majority of the sales of Polaris clusters has been to three customers, International Business Machines Corporation ("IBM"), TI, and LG Semicon Co., Ltd. ("LG Semicon", which purchases the Company's products through its United States affiliate, LG International (America), Ltd.). Future growth in sales by the Company's microlithography division will depend upon the acceptance of the Company's microlithography cluster technology by a broader group of customers, including additional international customers. Because of the large capital commitment involved in the construction and operation of a semiconductor device manufacturing facility, the decision by a semiconductor device manufacturer to undertake a large-scale deployment of the Polaris cluster involves a significant technological and financial commitment to what is currently an alternative approach. While the Company is actively promoting the acceptance of this technology, there can be no assurance that the Company will be successful in obtaining broader acceptance of the Polaris cluster technology. Failure to achieve broader acceptance could have an adverse effect on the Company's results of operations and earnings. The Company designs and manufactures the Polaris cluster under a license from TI which includes an exclusive license to sell such systems. The loss or material limitation of this license could have an adverse effect on the Company's results of operations and earnings. See "Business--Products--Microlithography Clusters" and "--Polaris License Agreement; Other Intellectual Property."

CHANGES IN INDUSTRY PURCHASING PRACTICES; LENGTHENING SALES CYCLE

  Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to increase manufacturing capacity by constructing and equipping new semiconductor device manufacturing facilities or upgrading current facilities, both of which typically involve significant capital commitments. The Company believes that semiconductor device manufacturers are increasingly relying on equipment suppliers to help them meet the technological challenges and cost constraints inherent in constructing or expanding semiconductor device fabrication facilities. Due to these and other factors, the Company's systems typically have lengthy sales cycles during which the Company may expend substantial funds and management effort. The Company believes that the length of the sales cycle will increase as certain of its current and potential customers centralize purchasing decisions into one decision-making entity, which is expected to intensify the evaluation process and require additional sales and marketing expenditures by the Company. The Company believes that, as a result, certain semiconductor device manufacturers are developing strategic relationships with suppliers and are focusing on a limited number of suppliers for each item of process equipment in a fabrication facility. Once a semiconductor device manufacturer has selected a particular vendor's capital equipment, the Company believes that the manufacturer generally relies upon that equipment for the specific production line application at that facility, and in some cases future facilities. Such manufacturers in some cases will attempt to consolidate their other capital equipment requirements with the same vendor. Accordingly, the Company's ability to receive orders from potential customers may depend upon such customers undertaking an evaluation for new equipment. For many potential customers, such an evaluation may occur infrequently. There can be no assurance that the Company will prevail in such evaluations or that it will not lose potential orders to larger semiconductor equipment suppliers with broader product lines. See "Business--Company Strategy."

DEPENDENCE ON KEY SUPPLIERS

  Certain of the components and sub-assemblies included in the Company's products are obtained from a single supplier or a limited group of suppliers. Although the Company seeks to reduce dependence on sole and limited source suppliers, disruption or termination of these sources could have an adverse effect on the Company's operations. The Company believes that alternative sources could be obtained and qualified to supply these components, if necessary. Nevertheless, prolonged inability to obtain certain components could have an adverse effect on the Company's operating results and could result in damage to customer relationships. FSI is not aware of any financial difficulties being experienced by any of FSI's key suppliers that could materially adversely affect FSI's financial condition or results of operations. See "Business--Manufacturing and Suppliers."

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant extent upon certain senior management and technical personnel. The loss of the services of one or more of these key persons could have a material adverse effect on the Company. The Company's future success will depend in large part upon its ability to attract and retain highly skilled technical, managerial, and marketing personnel. Competition for such personnel in the Company's industry is high. The Company's two primary facilities are located in Chaska, Minnesota, near Minneapolis, and Dallas, Texas. The current unemployment rate in the Minneapolis area is extremely low and industry growth has increased competition for highly skilled technical personnel in both Chaska and Dallas. There can be no assurance that the Company will continue to be successful in attracting and retaining the personnel it requires to successfully develop new and enhanced products and to continue to grow and operate profitably. See "Business--Employees" and "Management."

PATENTS AND OTHER INTELLECTUAL PROPERTY

  The Company's success depends in significant part on its intellectual property. While the Company attempts to protect its intellectual property through patents, copyrights, trade secrets, and non-disclosure agreements, it believes that its success will depend to a greater degree upon innovation, technological expertise, and the ability to quickly adapt to and deliver new technology. The Company currently holds numerous United States patents and additional foreign patents in Japan and several European countries and has several United States patent applications and foreign patent applications pending. There can be no assurance that the Company will be able to protect its technology or that competitors will not be able to develop similar technology independently. No assurance can be given that the claims allowed on any patents held or acquired by the Company will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any existing or future patents issued to the Company will not be challenged, invalidated, or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. In that event, the Company's results of operations could be adversely affected. Moreover, the Company may be forced to incur significant costs to defend its patent rights. In addition, although the Company believes that its products do not infringe any valid existing proprietary rights of others, there can be no assurance that third parties will not assert infringement claims in the future. There also may be pending patent applications or issued patents of which the Company is not aware that the Company may need to license or challenge at significant expense. There can be no assurance that any such license would be available on acceptable terms, if at all, or that the Company would prevail in any such challenge. See "Business--Polaris License Agreement; Other Intellectual Property."

VOLATILITY OF STOCK PRICE

  The Company's Common Stock has experienced in the past, and could experience in the future, substantial price volatility as a result of a number of factors, including quarter to quarter variations in the actual or anticipated financial results of the Company, announcements by the Company, its competitors or its customers, government regulations, and developments in the industry. In addition, the stock market has experienced extreme price and volume fluctuations which have affected the market price of many technology companies in particular and which have at times been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations, as well as economic conditions generally and in the semiconductor device industry specifically, may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock and Dividend Policy."

                              RECENT DEVELOPMENTS

ACQUISITION OF APPLIED CHEMICAL SOLUTIONS

  On March 8, 1995, the Company acquired all the outstanding capital stock of Applied Chemical Solutions (the "ACS Acquisition") and ACS became a wholly owned subsidiary of the Company. Principal ACS products include chemical blending and delivery systems, point of use chemical generation systems, and slurry mixing and delivery systems used in conjunction with chemical mechanical planarization, commonly referred to as CMP. ACS' delivery system products utilize vacuum pressure technology, whereas FSI's products utilize primarily pump and pressure technology. See "Business--Products--Chemical Management Systems." Currently, ACS products are manufactured by a third party contractor located near ACS's operations in Hollister, California. By acquiring ACS, the Company believes that it has obtained an additional dispense technology along with expertise in mixing and dispensing slurry, which will enable the Company to provide customers with a more complete range of chemical management product offerings, including products addressing the CMP market.

  In connection with the ACS Acquisition, the Company issued 1,061,472 shares of its Common Stock to the former holders of ACS common stock and issued options to purchase up to 214,758 shares of its Common Stock in substitution of previously outstanding options to acquire shares of ACS common stock. The ACS Acquisition was accounted for using the pooling-of-interests method of accounting. Accordingly, the Company's financial statements have been restated for all periods prior to the acquisition to include ACS. See Note 2 of Notes to Consolidated Financial Statements of FSI. Additional information concerning ACS is included in certain Company documents incorporated herein by reference, including the Current Report on Form 8-K dated March 22, 1995.

CONSTRUCTION OF NEW MANUFACTURING FACILITY

  FSI has commenced construction of a new 100,000 square foot manufacturing facility in Chaska, Minnesota near its current headquarters. This new facility will add Class 1000 clean room manufacturing, facilities for training and manufacturing engineering, and space for a new process development and demonstration laboratory for the Company's Surface Conditioning Division. The facility is designed to manufacture all three of FSI's product lines with a more efficient material flow in a Class 1000 clean room environment. The cost of purchasing the land for and of constructing and equipping the new facility is expected to total $11.5 million. The planned November 1995 move to the new facility will allow expansion of the current facility in the areas of engineering, administration, customer support, and development laboratories. FSI believes that its existing facilities will be sufficient to meet projected production levels through November 1995, when its new facility is expected to become operational. See "Business--Properties."

METRON ACTIVITIES

  FSI Metron Europe, Ltd. On January 31, 1995, FSI and Metron Europa each acquired 50% of the outstanding share capital of FME for an aggregate purchase price of approximately $2.4 million. FME manufactures, markets, and services chemical distribution systems, manual wet benches, and portable clean rooms primarily for use by semiconductor device manufacturers. For the fiscal year ended July 31, 1994, FME's sales were approximately $3.5 million. FME and FSI are in the process of finalizing an agreement that would permit FSI to manufacture FME's products and permit FME to manufacture certain of FSI's chemical management and delivery products. In addition, it is expected that Metron Europa will distribute in its sales territory those FSI chemical management products FME manufactures or purchases from FSI as well as FME's products. While the Company does not believe that the FME acquisition will significantly affect either FSI's or Metron Europa's financial results in the near future, the acquisition does provide FSI with a European base for manufacturing chemical management systems.

  Metron Group Consolidation. In an effort to create an integrated, world-wide distribution organization, Metron Europa has entered into agreements with the Metron Asia Group and Transpacific Technology Corporation providing for the consolidation of such companies (the "Reorganization"). Transpacific markets or distributes the products of certain semiconductor equipment and consumable manufacturers in portions of the United States and Europe. In connection with and as a result of the Reorganization, the Metron Asia Group companies and Transpacific will become wholly owned subsidiaries of Metron Europa, the president and chief executive officer of Transpacific will become the chief executive officer of Metron Europa, and FSI's 40% and 50% ownership interest in Metron Europa and the Metron Asia Group, respectively, will be reduced to 38% of the combined entity. The ownership of Metron Europa following the Reorganization will be as follows:

                                                                      PERCENTAGE
      SHAREHOLDER                                                     OWNERSHIP
      -----------                                                     ----------
      FSI International, Inc.........................................   38.2%
      Fluoroware, Inc................................................   38.2%
      Current Metron Europa Management...............................   14.6%
      Transpacific Shareholders......................................    9.0%

  As part of the Reorganization and in addition to the receipt of shares of Metron Europa, Transpacific shareholders will receive cash totalling $500,000 and promissory notes totalling $1.3 million, payable in semiannual installments through December 31, 1997. FSI and Fluoroware each will guarantee one-half of any amount which becomes due under the notes and for which Metron Europa has failed to satisfy.

  Under the Reorganization Agreement, Metron Europa has agreed to establish a stock option plan for its directors and key employees. Approximately 18% of the total number of Metron shares outstanding immediately following the Reorganization would be reserved for issuance under the plan. The new chief executive officer of Metron Europa will obtain the right to acquire options for the purchase of approximately one-third of the total number of such reserved Metron shares, at a per share price equal to the book value, with adjustments, of a Metron share on the date of grant.

  In addition, the holders of substantially all of the shares of Metron Europa following the Merger will enter into certain shareholder agreements with respect to their Metron shares. Such agreements would, among other things, provide for rights of first refusal in favor of Metron Europa, FSI, and Fluoroware, and grant the parties certain registration, preemptive, and co-sale rights. These agreements also will grant the former Transpacific shareholders the right to put their Metron shares to Metron Europa under certain circumstances, including termination of employment, death and Metron Europa's failure to obtain certain prescribed financing objectives within five years following the closing of the Reorganization. In each case, the price to be paid for the purchased shares will be based upon a formula based on adjusted book value or a multiple of book value.

  Consummation of the Reorganization is subject to various conditions. No assurance can be given as to whether or not such conditions will be satisfied or waived by the party or parties permitted to do so. If the conditions to the Reorganization remain unsatisfied and the Reorganization has not been consummated on or before June 30, 1995, the Reorganization Agreement may be terminated by either Transpacific or Metron Europa. The obligations of Transpacific and Metron Europa to consummate the Reorganization are subject to, among other things: approval by the Transpacific shareholders; receipt of all required regulatory approvals; and the absence of any material adverse change in the business, properties, results of operations or financial condition of either party.

  If the Reorganization is completed, FSI's day to day involvement in the management and supervision of the Metron Group would be reduced and the future success of the combined entity would depend on the successful integration of the senior management of Transpacific and the Metron Group as well as acceptance and support of the new combined operations by customers and suppliers. See "Risk Factors--Reliance on Affiliated International Distributors" and "Business--Marketing, Sales, and Support."
                                USE OF PROCEEDS


  The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be approximately $61,178,000 ($71,318,000 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $25.875 per share and after deducting underwriting discounts and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders."

  The net proceeds will be used for working capital and general corporate purposes. The Company is undertaking the offering in part because it believes that the availability of adequate financial resources is a substantial competitive factor in its industry. The Company may use a portion of the net proceeds to acquire equipment for its demonstration and product development laboratories and for future facilities expansion. In addition, a portion of the net proceeds may also be used for strategic acquisitions of businesses, products, or technologies complementary to the Company's business. The Company does not have any signed contracts, letters of intent, or agreements in principle to make any such material acquisition. Pending such uses, the net proceeds of the offering will be invested in short-term, interest-bearing investment grade securities.
                          PRICE RANGE OF COMMON STOCK

                              AND DIVIDEND POLICY

  The Company's Common Stock is traded on the Nasdaq National Market under the symbol "FSII." The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported on the Nasdaq National Market (after giving effect to the Stock Split).

                                                                  HIGH    LOW
                                                                 ------ --------
      FISCAL 1993
      First Quarter.............................................  3 7/8  2 1/4
      Second Quarter............................................  4 1/2  3 7/16
      Third Quarter.............................................  4 1/4  2 7/8
      Fourth Quarter............................................  5 1/2  3 15/16
      FISCAL 1994
      First Quarter.............................................  6 1/2  4 5/8
      Second Quarter............................................  6 7/8  4 7/8
      Third Quarter.............................................  7 7/8  5 1/4
      Fourth Quarter............................................  9      5 3/8
      FISCAL 1995
      First Quarter............................................. 14 1/4  8 5/8
      Second Quarter............................................ 18 1/8 12 1/8
      Third Quarter............................................. 26 5/8 17 3/8
      Fourth Quarter (through June 14, 1995).................... 26 3/4 22 3/4

  On June 14, 1995, the last reported sale price for the Common Stock as reported by the Nasdaq National Market was $25.875 per share. As of June 14, 1995, there were approximately 350 record holders of the Common Stock and an estimated additional 3,300 shareholders who held beneficial interests in shares of Common Stock registered in nominee names of banks and brokerage houses.

  The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain all earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of May 27, 1995 (reflecting the Stock Split) and as adjusted to reflect the sale of Common Stock offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) and the anticipated application of the net proceeds therefrom:

                                                               MAY 27, 1995
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
                                                               (UNAUDITED)
      Long-term debt, less current maturities............. $      2  $      2
                                                           --------  --------
      Stockholders' equity:
        Preferred Stock, no par value; 10,000,000 shares
         authorized; none issued and outstanding..........      --        --
        Common Stock, no par value; 50,000,000 shares
         authorized; 17,135,782 shares issued and
         outstanding; 19,635,782 shares as adjusted(1)....   80,990   142,168
        Retained earnings.................................   25,432    25,432
                                                           --------  --------
          Total stockholders' equity......................  106,422   167,600
                                                           --------  --------
            Total capitalization.......................... $106,424  $167,602
                                                           ========  ========

- --------
(1) Shares issued and outstanding and as adjusted do not include 1,709,424 shares issuable upon exercise of outstanding options granted by the Company, 198,930 shares reserved for future issuance under the Company's stock plans, 100,000 shares issuable upon the exercise of outstanding Common Stock purchase warrants, and 35,000 shares reserved for issuance in connection with the purchase in June 1994 of certain technology and other assets.

                            SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The selected consolidated financial data presented below for and as of the five fiscal years ended August 27, 1994 are derived from the Consolidated Financial Statements of the Company and its subsidiaries, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. Data as of and for the nine months ended May 28, 1994 and May 27, 1995 have been derived from unaudited consolidated financial statements of the Company and, in the opinion of the Company's management, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results of operations for the periods then ended and the financial position of the Company as of such dates. Interim operating results are not necessarily indicative of the results that may be achieved for the entire year. The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the separate Consolidated Financial Statements of the Company incorporated by reference or included elsewhere in this Prospectus.

                                                                                   NINE MONTHS
                                            FISCAL YEAR ENDED                         ENDED
                          ------------------------------------------------------ -----------------
                          AUGUST 25, AUGUST 31, AUGUST 29, AUGUST 28, AUGUST 27, MAY 28,  MAY 27,
                             1990       1991       1992       1993       1994     1994      1995
                          ---------- ---------- ---------- ---------- ---------- -------  --------
STATEMENT OF OPERATIONS
 DATA(1):
Sales...................   $54,306    $44,957    $46,879    $78,432    $96,437   $68,210  $126,415
Cost of goods sold......    34,865     27,788     28,109     49,464     55,788    39,797    72,160
Gross profit............    19,441     17,169     18,770     28,968     40,649    28,413    54,255
Selling, general, and
 administrative
 expenses...............    13,376     12,299     11,170     14,496     19,552    13,476    24,090
Research and development
 expenses...............     9,010      8,376      9,783     11,760     15,743    10,999    17,378
Operating income (loss).    (2,945)    (3,506)    (2,183)     2,712      5,354     3,938    12,787
Other income (expense),
 net....................      (242)      (414)      (410)      (671)      (254)     (288)    1,031
Income (loss) before
 income taxes...........    (3,187)    (3,920)    (2,593)     2,041      5,100     3,650    13,818
Income tax expense
 (benefit)..............    (1,246)      (616)       392        360      1,254       847     3,800
Income (loss) before
 equity in earnings
 (loss) of affiliates...    (1,941)    (3,304)    (2,985)     1,681      3,846     2,803    10,018
Equity in earnings
 (loss) of affiliates...       192         40       (373)     1,277      1,800     1,160     2,128
Net income (loss).......   $(1,749)   $(3,264)   $(3,358)   $ 2,958    $ 5,646   $ 3,963  $ 12,146
Net income (loss) per
 common share(2)........   $  (.22)   $  (.37)   $  (.36)   $   .28    $   .43   $   .31  $    .76
Weighted average common
 shares and common share
 equivalents(2).........     8,024      8,715      9,275     10,558     13,222    12,968    15,916
BALANCE SHEET DATA(1):
Working capital.........   $16,501    $13,335    $10,934    $13,421    $27,778   $28,696  $ 84,378
Total assets............    34,293     27,288     36,443     40,970     68,995    60,597   145,930
Short-term debt.........     3,034        199      4,976      2,753        149       211        45
Long-term debt, less
 current maturities.....       367        304        866        343         33        47         2
Stockholders' equity....    22,615     19,787     17,245     21,190     42,006    40,000   106,422
Dividends...............       --         --         --         --         --        --        --

- --------
(1) All amounts have been adjusted to reflect the acquisition, effective March 8, 1995, of Applied Chemical Solutions, which acquisition was accounted for using the pooling-of-interests method of accounting. See "'Recent Developments--Acquisition of Applied Chemical Solutions" and Note 2 of Notes to Consolidated Financial Statements of FSI.
(2) Share information and per share information have been adjusted to reflect the Stock Split.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  FSI designs, manufactures, markets, and supports equipment used by semiconductor device manufacturers to produce integrated circuits. The Company's business is dependent in large part on the capital expenditures of semiconductor device manufacturers. The semiconductor device industry has historically been cyclical. Since the end of the downturn which occurred worldwide from 1990 through 1992, the industry has been experiencing rapid growth, particularly in the United States and Korea.

  The Company implemented certain actions during the 1990-1992 downturn in an effort to mitigate the effects of the cyclicality of the industry, including focusing on its three core product lines, consolidating operations, and expanding into the Japanese market by establishing a joint venture distributor. Also, during this period the Company began manufacturing and marketing the Polaris microlithography cluster, under license from TI, for the processing of photoresist, after terminating its relationship as a manufacturer and distributor of a conventional track system of a third party. Sales of the Polaris cluster have grown to $32.7 million, or approximately 34% of sales, in fiscal 1994 and $38.7 million, or approximately 31% of sales, in the first nine months of fiscal 1995. The Company's three core product lines generate substantially different gross profit margins; therefore, results in any period will be affected by the mix of product sales that occur in such period.

  Due to the international nature of the semiconductor device industry, it is important for the Company to provide sales, service, and support worldwide. The Company provides these services primarily through affiliated distributors located in Europe, the Far East, and Japan. These distributors also sell and support the products of other companies serving the semiconductor device manufacturing industry. Because of the Company's equity ownership interest in these distributors, their financial results can have a significant impact on the Company's financial results. In fiscal 1994 and for the first nine months of fiscal 1995, equity in earnings of affiliates of $1.8 million and $2.1 million represented approximately 32% and 18% of net income, respectively. See "Risk Factors--Relationship with Affiliated Distributors," "Recent Developments--Metron Activities," and Note 6 of Notes to Consolidated Financial Statements of FSI.

  The semiconductor device industry is subject to rapid technological changes. The Company's future results will depend to a considerable extent on its ability to continue to develop and deliver new products and product enhancements to its customers. Therefore, the Company maintains an active research and development program and may consider from time to time strategic acquisitions of complementary businesses, products, or technologies.

  On March 8, 1995, the Company acquired Applied Chemical Solutions. The ACS Acquisition was accounted for using the pooling-of-interests method of accounting. The Company's purpose in acquiring ACS was to obtain products and technology that would complement FSI's existing chemical management technology and thereby enable it to provide customers with a more complete range of chemical management product offerings. In addition, the ACS Acquisition expanded FSI's geographic presence into the California market, which is the location of several large semiconductor device manufacturers. The Company believes that through the ACS Acquisition it has acquired technology at a price which compares favorably with the cost of independently developing comparable technology. Although the Company expects to realize the benefits of certain efficiencies from the combination of FSI and ACS operations, the realization of such benefits, if any, were not a primary purpose of the ACS Acquisition and any such effects, whether beneficial or detrimental, are not expected to be material. See "Recent Developments--Acquisition of Applied Chemical Solutions."

RESULTS OF OPERATIONS

  The following table sets forth the percentage of sales represented by certain consolidated statements of income data for the periods indicated:

                                 FISCAL YEAR ENDED         NINE MONTHS ENDED
                          -------------------------------- -------------------
                          AUGUST 29, AUGUST 28, AUGUST 27, MAY 28,    MAY 27,
                             1992       1993       1994      1994       1995
                          ---------- ---------- ---------- --------   --------
Sales...................    100.0%     100.0%     100.0%       100.0%     100.0%
Cost of goods sold......     60.0       63.1       57.9         58.3       57.1
                            -----      -----      -----     --------   --------
Gross profit............     40.0       36.9       42.1         41.7       42.9
Operating expenses:
Selling, general, and
 administrative.........     23.8       18.5       20.3         19.8       19.1
Research and
 development............     20.9       15.0       16.3         16.1       13.7
                            -----      -----      -----     --------   --------
Total operating
 expenses...............     44.7       33.5       36.6         35.9       32.8
                            -----      -----      -----     --------   --------
Operating income (loss).     (4.7)       3.4        5.5          5.8       10.1
Other income (expense),
 net....................     (0.9)      (0.8)      (0.2)        (0.4)       0.8
                            -----      -----      -----     --------   --------
Income (loss) before
 income taxes...........     (5.6)       2.6        5.3          5.4       10.9
Income tax expense......      0.8        0.5        1.3          1.3        3.0
                            -----      -----      -----     --------   --------
Income (loss) before
 equity in earnings
 (loss) of affiliates...     (6.4)       2.1        4.0          4.1        7.9
Equity in earnings
 (loss) of affiliates...     (0.8)       1.7        1.9          1.7        1.7
                            -----      -----      -----     --------   --------
Net income (loss).......     (7.2)%      3.8%       5.9%         5.8%       9.6%
                            -----      -----      -----     --------   --------

FISCAL NINE MONTHS ENDED MAY 28, 1994 AND MAY 27, 1995

  Sales. Sales increased from the nine months ended May 28, 1994 by $58.2 million, or approximately 85%, to $126.4 million for the nine months ended May 27, 1995. The increase in sales occurred in all product lines and was generally attributable to increased unit sales and to a lesser extent to increases in the average selling price of FSI's products resulting from additional features added.

  Gross profit. Gross profit as a percentage of sales for the nine months ended May 28, 1994 was 41.7% as compared to approximately 42.9% for the nine months ended May 27, 1995. The increase in gross profit as a percentage of sales for this period was primarily due to increased margins in the microlithography and surface conditioning product lines offset in part by decreased margins in the chemical management product lines. The Company's gross profit margin may fluctuate as a result of a number of factors, including the mix of products sold, the proportion of international sales, and competitive pricing pressures.

  Selling, General, and Administrative. Selling, general, and administrative expenses were 19.8% of sales for the nine months ended May 28, 1994, as compared to 19.1% of sales for the nine months ended May 27, 1995. The increase of approximately $10.6 million is due primarily to increased costs related to expanded customer support of approximately $2.0 million, increase in management incentive bonuses and employee profit sharing of $1.4 million, increased commissions related to higher sales volume of approximately $1.5 million, fees and expenses associated with the ACS Acquisition of $800,000, increased allowance for bad debts, and costs associated with the computer systems upgrade. The Company expects the amount of selling, general, and administrative expenses to increase during the remainder of fiscal 1995.

  Research and Development. Research and development expenses for the first nine months of fiscal 1994 were approximately 16.1% of sales, or $11.0 million, as compared to 13.7% of sales, or $17.4 million, for the first nine months of fiscal 1995. The increase of approximately $6.4 million resulted primarily from the Company's continued development efforts on new and existing products, including the Polaris 2000 cluster, the Excalibur MVP system, the Orion vacuum-based gas phase (dry) cleaning system, and certain chemical management systems. Certain of the Company's research and development projects are partially funded through arrangements with third parties. For the first nine months of fiscal 1994 and 1995, the Company recognized approximately $925,000 and $546,000, respectively, from third parties as a reduction in research and development expenses. The Company expects the amount of research and development expenses to increase, and does not expect any funding for research and development from third parties, during the remainder of fiscal 1995.

  Other Income (Expense), Net. Other income (expense) was an expense of $288,000 for the first nine months of fiscal 1994 as compared to income of $1.0 million for the first nine months of fiscal 1995, which was primarily due to an increase in interest earned by the Company on short-term investments. Interest earned for the first nine months of fiscal 1994 approximated $216,000 as compared to $994,000 for the first nine months of fiscal 1995.

  Income Tax Expense. For the first nine months of fiscal 1994, the Company recorded an income tax expense of $847,000, or 23.2% of pretax profit, as compared to $3.8 million, or 27.5%, for the first nine months of fiscal 1995. Income tax expense for the first nine months of fiscal 1995 was approximately $1.2 million lower than what would be expected using a 36% "statutory" effective tax rate, reflecting the Company's ability to utilize current and prior year tax credits associated with its research and development expenses and its foreign sales corporation as well as its ability under FAS 109 to reinstate a portion of its deferred taxes, which were previously limited by FAS 109.

  Equity in Earnings of Affiliates. For the first nine months of fiscal 1994, equity in earnings of affiliates was approximately $1.2 million, as compared to $2.1 million for the first nine months of fiscal 1995. The increase in earnings for the first nine months of fiscal 1995 is attributed to increased earnings of the Metron Group, which resulted from recent expansions by several semiconductor device manufacturers located in Europe and continued growth taking place in the Asia-Pacific market.

FISCAL YEARS ENDED AUGUST 1992, 1993, AND 1994

  Sales. Sales grew 67.3% to $78.4 million in fiscal 1993, and 23.0% to $96.4 million in fiscal 1994. The increase in sales from fiscal 1992 to fiscal 1993 was attributable to significantly increased unit sales in each of the Company's three product categories and to a lesser extent to increases in the average selling price of FSI's products resulting from additional features offered. Sales of spare parts and service averaged approximately $14.8 million during these periods. The increase in sales from fiscal 1993 to fiscal 1994 was attributable to significant growth in the Company's microlithography cluster business and increased spare parts and service sales. Sales for the Polaris cluster grew from $20.3 million in fiscal 1993 to $32.7 million in fiscal 1994, or approximately 61%, and spare parts and service sales grew from $13.3 million to $18.2 million, or approximately 37%. See "Business--Products."

  The Company's international sales were $16.0 million, $26.6 million, and $31.5 million, during fiscal 1992, 1993, and 1994, respectively, and represented approximately 34%, 34%, and 33% of sales during such periods. Sales of the Company's products in each of Europe, the Far East, and Japan increased from 1993 to 1994. See "Business--Marketing, Sales, and Support."

  Gross Profit. The Company's gross profit as a percentage of sales decreased from 40.0% in fiscal 1992 to 36.9% in fiscal 1993 and increased to 42.1% in fiscal 1994. The decrease in gross profit percentage between fiscal 1992 and fiscal 1993 was attributable to an increase in the percentage of total sales from chemical management systems, the Company's lowest margin product line. Also, during fiscal 1993, the Company recorded a loss of approximately $800,000 on $5.3 million of sales recognized on a chemical management system project, due to cost overruns. The increase in gross profit percentage between fiscal 1993 and 1994 was attributable primarily to the project cost overrun that occurred in fiscal 1993 and an increase in the percentage of total sales from the Company's higher margin products, and to a lesser extent to a decrease in the percentage of foreign sales as a percentage of total sales.

  Selling, General, and Administrative. Selling, general, and administrative expenses were $11.2 million, $14.5 million and $19.6 million, or 23.8%, 18.5% and 20.3%, of sales during fiscal 1992, 1993, and 1994, respectively. While selling, general, and administrative expenses increased approximately 30% in 1993 over 1992, these expenses decreased from 23.8% to 18.5%, as a percentage of sales, due to the economies of scale realized as sales grew over 67%. The increase in selling, general, and administrative expenses from 1993 to 1994 was chiefly due to expanded customer support and marketing (approximately $2.4 million of such increase) and management incentive bonuses and employee profit sharing (approximately $625,000 of such increase).

  Research and Development. Research and development expenses were $9.8 million, $11.8 million, and $15.7 million, or 20.9%, 15.0%, and 16.3%, of sales during fiscal 1992, 1993, and 1994, respectively. The increase from fiscal 1992 to fiscal 1993 was primarily due to the addition in fiscal 1993 of the Microlithography Division Demonstration and Process Development Laboratory in Dallas, Texas. In addition, the Company brought to market enhanced versions of its Excalibur and ChemFill products. The increase from fiscal 1993 to fiscal 1994 was primarily due to realizing a full year of expenses for the Microlithography Division Demonstration and Process Development Laboratory, and continued development costs for its Orion dry-gas cleaning system. In addition, the Company introduced the new Polaris 2000 cluster, the Excalibur MVP (Multi-Vapor Processing) system, chemical blending systems, and the ChemFill Models 5000 and 500 chemical delivery systems. During fiscal years 1993 and 1994, the Company recognized approximately $1.2 million and $1.3 million, respectively, of third party funding as reductions in research and development expenses.

  Other Income (Expense), Net. The net balance in other income (expense), net the past few years has been primarily a result of interest expense related to the Company's borrowings. In fiscal 1994, the Company recognized approximately $140,000 of expenses associated with early termination of its revolving credit facility.

  Income Tax Expense. The Company's income tax expense was $392,000, $360,000, and $1.3 million in fiscal 1992, 1993, and 1994, respectively. This equated to an effective tax rate of 15.1%, 17.6%, and 24.6% in fiscal 1992, 1993, and 1994, respectively. The Company's effective tax rate differs from the expected tax rate of 34% due to the required reduction in deferred tax assets that could be recorded under FAS 96 "Accounting for Income Taxes" in fiscal 1992 and the reinstatement of deferred tax assets resulting from the generation of taxable income in fiscal 1993 and 1994.

  Equity in Earnings (Loss) of Affiliates. The equity in earnings (loss) of affiliates reflects a loss of approximately $373,000 in fiscal 1992, and earnings of approximately $1.3 million and $1.8 million in fiscal 1993 and fiscal 1994, respectively. The loss in fiscal 1992 resulted primarily from the start-up costs associated with the Company's Japanese joint venture and to a lesser extent from the general downturn in the worldwide semiconductor device industry. The increases in fiscal 1993 and fiscal 1994 are attributed to increased earnings of the Metron Group, the Company's European and Far East affiliated distributors.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain unaudited consolidated quarterly financial information for each quarter in fiscal 1994 and the first three quarters of fiscal 1995. In the opinion of the Company's management, this information has been prepared on the same basis as the audited consolidated financial statements incorporated by reference or appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the unaudited quarterly results set forth herein. The Company's quarterly results have in the past been subject to fluctuations and, thus, the operating results for any quarters are not necessarily indicative of results for any future period.

                                                          QUARTER ENDED
                          -------------------------------------------------------------------------------
                                          FISCAL 1994                              FISCAL 1995
                          --------------------------------------------- ---------------------------------
                          NOVEMBER 27, FEBRUARY 26, MAY 28,  AUGUST 27, NOVEMBER 26, FEBRUARY 25, MAY 27,
                              1993         1994      1994       1994        1994         1995      1995
                          ------------ ------------ -------  ---------- ------------ ------------ -------
Sales...................    $21,415      $20,707    $26,087   $28,228     $30,184      $42,728    $53,503
Cost of goods sold......     12,665       11,463     15,668    15,992      16,263       24,370     31,527
                            -------      -------    -------   -------     -------      -------    -------
Gross profit............      8,750        9,244     10,419    12,236      13,921       18,358     21,976
Operating expenses:
  Selling, general, and
   administrative.......      4,284        4,341      4,851     6,076       6,329        7,470     10,291
  Research and
   development..........      3,396        3,743      3,860     4,744       4,873        6,040      6,465
                            -------      -------    -------   -------     -------      -------    -------
Total operating
 expenses...............      7,680        8,084      8,711    10,820      11,202       13,510     16,756
                            -------      -------    -------   -------     -------      -------    -------
Operating income........      1,070        1,160      1,708     1,416       2,719        4,848      5,220
Other income (expense),
 net....................       (198)         (10)       (80)       34         121          173        737
                            -------      -------    -------   -------     -------      -------    -------
Income before income
 taxes..................        872        1,150      1,628     1,450       2,840        5,021      5,957
Income tax expense......        185          300        362       407         790        1,254      1,756
                            -------      -------    -------   -------     -------      -------    -------
Income before equity in
 earnings of affiliates.        687          850      1,266     1,043       2,050        3,767      4,201
Equity in earnings of
 affiliates.............        414          368        378       640       1,000          323        805
                            -------      -------    -------   -------     -------      -------    -------
Net income..............    $ 1,101      $ 1,218    $ 1,644   $ 1,683     $ 3,050      $ 4,090    $ 5,006
                            =======      =======    =======   =======     =======      =======    =======

  The table below sets forth the percentage relationship of certain items to net sales with regard to the Company's results of operations for each of the quarters in fiscal 1994 and the first three quarters of fiscal 1995.

                                                          QUARTER ENDED
                          ------------------------------------------------------------------------------
                                          FISCAL 1994                             FISCAL 1995
                          -------------------------------------------- ---------------------------------
                          NOVEMBER 27, FEBRUARY 26, MAY 28, AUGUST 27, NOVEMBER 26, FEBRUARY 25, MAY 27,
                              1993         1994      1994      1994        1994         1995      1995
                          ------------ ------------ ------- ---------- ------------ ------------ -------
Sales...................     100.0%       100.0%     100.0%   100.0%      100.0%       100.0%     100.0%
Cost of goods sold......      59.1         55.4       60.1     56.7        53.9         57.0       58.9
                             -----        -----      -----    -----       -----        -----      -----
Gross profit............      40.9         44.6       39.9     43.3        46.1         43.0       41.1
Operating expenses:
  Selling, general, and
   administrative.......      20.0         21.0       18.6     21.5        21.0         17.5       19.2
  Research and
   development..........      15.9         18.0       14.8     16.8        16.1         14.1       12.1
                             -----        -----      -----    -----       -----        -----      -----
Total operating
 expenses...............      35.9         39.0       33.4     38.3        37.1         31.6       31.3
                             -----        -----      -----    -----       -----        -----      -----
Operating income........       5.0          5.6        6.5      5.0         9.0         11.4        9.8
Other income (expense),
 net....................       (.9)         (.1)       (.3)      .1          .4           .4        1.3
                             -----        -----      -----    -----       -----        -----      -----
Income before income
 taxes..................       4.1          5.5        6.2      5.1         9.4         11.8       11.1
Income tax expense......        .9          1.4        1.4      1.4         2.6          3.0        3.3
                             -----        -----      -----    -----       -----        -----      -----
Income before equity in
 earnings of affiliates.       3.2          4.1        4.8      3.7         6.8          8.8        7.8
Equity in earnings of
 affiliates.............       1.9          1.8        1.5      2.3         3.3           .8        1.5
                             -----        -----      -----    -----       -----        -----      -----
Net income..............       5.1%         5.9%       6.3%     6.0%       10.1%         9.6%       9.3%
                             =====        =====      =====    =====       =====        =====      =====

  The Company expects it will continue to experience fluctuations in its quarterly operating results. In the past, these fluctuations have been caused by a variety of factors including timing and shipment of orders, the sales mix of higher margin and lower margin products, fluctuations in the percentage of international sales, available production capacity, and equity in earnings (loss) of affiliates. There can be no assurance as to the level of sales or profits, if any, in any future period. See "Risk Factors--Cyclicality of the Semiconductor Device Industry" and "--Fluctuations in Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's cash and cash equivalents were approximately $39.0 million as of May 27, 1995, an increase of $28.2 million from the end of fiscal 1994. The increase in cash and cash equivalents reflects the net proceeds of approximately $50.0 million from a secondary stock offering completed by the Company during February 1995.

  The Company's accounts receivable as of May 27, 1995 increased by approximately 136.3%, or $29.5 million, from the end of fiscal 1994. This increase is due to increased sales levels in all product lines. The Company's inventory increased approximately $8.5 million from the end of fiscal 1994 to May 27, 1995. The majority of the increase was due to increased levels of raw materials and finished goods relating to the increased sales and order activity. As of May 27, 1995, the Company's ratio of current assets to current liabilities was 3.1 to 1.0 and working capital was $84.4 million.

  The Company had acquisitions of buildings, leasehold improvements, and equipment of $7.2 million for the first nine months of fiscal 1995 as compared to $1.6 million for the first nine months of fiscal 1994. The increase reflects investments in computer equipment and the facilities expansion. The Company expects to increase its investment in its manufacturing facilities, Surface Conditioning Division Demonstration and Development Laboratory, and computer systems in fiscal 1995 and 1996. FSI recently commenced construction of a 100,000 square foot manufacturing facility in Chaska, Minnesota. The costs of purchasing the land for and of constructing and equipping the new facility is expected to total $11.5 million and the cost of upgrading the computer systems is expected to total $7.0 million over fiscal years 1995 and 1996.

  On January 31, 1995, the Company purchased for approximately $1.2 million a 50% equity interest in FME. On March 8, 1995, the Company completed the acquisition of ACS, which was accounted for as a pooling of interests. In connection with the ACS Acquisition, the Company issued 1,061,472 shares of its Common Stock to the former holders of ACS common stock and issued options to purchase up to 214,758 shares of its Common Stock in substitution of previously outstanding options to acquire shares of ACS common stock. These acquisitions are intended to enhance and broaden the Company's chemical management product offerings and establish a manufacturing capability for the Company's chemical management systems in Europe.

  The Company does not currently have a credit facility. However, the Company has negotiated the terms of a new credit facility, which it expects to enter into by the end of fiscal 1995. The Company believes that the proceeds from the sale of the Common Stock offered hereby by the Company, together with existing cash, cash equivalents, and internally generated funds will be sufficient to meet the Company's currently projected working capital and other cash requirements both for the short-term and through at least the end of fiscal 1996.

  The Company believes that success in its industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they may arise. The Company may, from time to time, as market and business conditions warrant, invest in or acquire complementary businesses, products, or technologies. The Company may effect additional equity or debt financings to fund such activities. The sale of additional equity or debt securities could result in additional dilution to the Company's shareholders.

                                    BUSINESS

GENERAL

  FSI designs, manufactures, markets, and supports microlithography, surface conditioning, and chemical management equipment used in the fabrication of integrated circuits. The Company's microlithography product, the Polaris cluster, processes photoresist (light sensitive material used for patterning) on the surface of silicon wafers as part of the photolithography phase of the integrated circuit fabrication process. The Company's surface conditioning products, including the Mercury spray processing systems and the Excalibur vapor processing systems, remove contaminants and excess photoresist from wafers during the fabrication process and selectively remove oxide from the wafer surface. The process steps performed by the Company's microlithography and surface conditioning products, which are used repeatedly throughout the fabrication cycle, are an integral part of the manufacturing process for virtually every integrated circuit produced today. The Company's chemical management products perform the critical functions of blending, delivering and controlling the flow, concentration, and purity of chemicals used by various types of processing equipment within a fabrication facility.

INDUSTRY BACKGROUND

  The fabrication of integrated circuits is a complex process involving several distinct phases repeated numerous times during the fabrication process. Each production phase requires different processing technology and equipment, and no one semiconductor equipment supplier currently produces an entire state-of-the-art fabrication system. Rather, semiconductor device manufacturers typically construct fabrication facilities by combining manufacturing equipment produced by several different suppliers, each of which performs specific functions in the manufacturing process.

  Demand for semiconductor device manufacturing equipment is driven principally by the need for new processes and systems capable of manufacturing increasingly complex integrated circuits and by the overall demand for products utilizing integrated circuits. Industries that utilize integrated circuits are demanding higher performance products from semiconductor device manufacturers. Over the last decade, technological advances have allowed integrated circuit manufacturers to reduce the size and substantially increase the number of transistors on each integrated circuit device. Today, 16 megabit dynamic random access memory ("DRAM") integrated circuits are manufactured using more than 200 process steps on six or eight inch diameter wafers and incorporating geometries of 0.5 micron. With high density logic devices and 64 megabit DRAMs that require geometries of less than 0.5 micron now under development, integrated circuit manufacturers require process technology advances that are timely, highly reliable, and readily implemented into high volume manufacturing environments.

  Concurrent with these technological advances, competitive pressures are forcing semiconductor device manufacturers to reduce integrated circuit manufacturing costs. Because the capital cost of a large semiconductor fabrication facility is high, in some cases exceeding $1 billion, manufacturers have increased their focus on the various cost components of a semiconductor device manufacturing facility. This greater emphasis on total device processing cost has led manufacturers increasingly to analyze the costs associated with owning and operating each piece of process equipment in the manufacturing line (referred to as the "overall cost of ownership"), including capital cost, throughput, yield, reliability, consumables, start-up time, and other equipment related costs for each process step. In addition, the Company believes that in an effort to reduce total manufacturing costs and to reduce potential contaminant exposure as the wafer is transferred from one process step to another, manufacturers are increasingly seeking process equipment capable of being integrated with the process equipment of other suppliers to create a highly automated and integrated processing system. Semiconductor device manufacturers also must continue to address the environmental costs, primarily those related to the control and disposal of chemical waste and emissions, associated with operating a fabrication facility.

  The Company believes that semiconductor device manufacturers are asking equipment suppliers to take an increasingly active role in meeting the manufacturers' technology requirements and cost constraints by developing and supporting the products and processes required to fabricate advanced semiconductor device designs. Certain semiconductor device manufacturers are seeking strategic relationships with equipment suppliers for specific process steps on existing and new integrated circuit designs. As a result, semiconductor equipment companies are being asked to provide advanced process expertise, superior product performance, reduced overall cost of ownership, and worldwide customer support to better meet the needs of integrated circuit manufacturers, as well as meet international quality standards, such as ISO 9001 certification.

COMPANY STRATEGY

  FSI seeks to be a leading provider of advanced integrated circuit processing solutions throughout the world, offering products that increase yields, integrate with the equipment of other suppliers, and reduce customers overall cost of ownership. Key elements of the FSI strategy include the following:

    Focus on Core Markets. FSI expects to continue to focus on the microlithography, surface conditioning, and chemical management markets. The Company believes it has established itself as a technological leader in these markets and currently provides integrated circuit manufacturers with high-quality products that have significant overall cost of ownership advantages. The Company's Polaris cluster and Excalibur vapor and Mercury spray processing systems were each among the 20 products chosen as winners of Semiconductor International Magazine's Best Product Awards for 1994. The Company believes that its technological capabilities, when combined with the strength of its international distribution and support system, provide the Company with the opportunity to increase its worldwide market share in each of its three core markets.

    Enhance and Broaden Product Offerings. The Company intends to continue to enhance and broaden its product offerings in each of the core markets it serves through internally developed products and from time to time through strategic alliances and acquisitions. The Company recently acquired ACS and FME, enabling FSI to augment its chemical management product offerings. In fiscal 1994, FSI introduced new products in each of its principal product lines, including the Polaris 2000 cluster, and also has a number of new products and enhancements to existing products currently under development. The Company anticipates that it will continue to make significant investments in engineering, research, and development.

    Provide Process Solutions for Customers. FSI believes that continued leadership in its core markets will require products that contribute to providing process solutions for its customers. To accomplish this goal, the Company seeks to foster close customer relationships, which enhance the Company's understanding of, and facilitate its responsiveness to, the complex processing needs and cost constraints of integrated circuit manufacturers. Through its knowledgeable and responsive sales and technical support staff, the Company works closely with its customers to provide advanced processing solutions that integrate into the customers' specific manufacturing environments. The Company is working on joint development programs with a number of its customers, including the joint exploration of further enhancements to the Company's spray processing and vapor phase processing systems. To better serve and understand the needs of its customers, the Company also continues to expand and upgrade its own demonstration and process development facilities.

    Emphasize Worldwide Service and Support. The Company believes that integrated circuit manufacturers are seeking equipment suppliers like FSI which provide service and support worldwide. FSI and its affiliates continue to add to their technical and service capabilities. FSI has added 53 engineers and 44 additional support personnel over the last 9 months. The Company believes that with its internal resources and those of its affiliated distributors in Europe, the Far East, and Japan the Company will continue to provide timely and efficient customer service and support worldwide.

    Improve Quality and Operational Efficiencies. FSI believes that its ability to continue to improve quality and obtain operational efficiencies provides it with a number of benefits, including reduced product costs, improved product quality and reliability, and decreased manufacturing time. The Company is implementing a number of programs to further increase the quality and efficiency of its operations, including achieving ISO 9001 certification in October 1994, developing a new Class 1000 manufacturing facility, investing in upgraded computer systems designed to improve the quality of information available to Company management and to allow integration of the Company's design and manufacturing systems, and providing advanced training opportunities to its employees.

INTEGRATED CIRCUIT FABRICATION

  The basic component in the manufacture of integrated circuits is a thin, circular crystalline wafer, typically three to eight inches in diameter and composed of silicon. During the fabrication process, several layers of conductive or dielectric materials are sequentially grown or deposited on the wafer surface through a series of thermal and/or chemical processes. These processes are conducted in a controlled environment, typically a "clean room" which is a manufacturing facility separated from the outside environment and employing specialized filters designed to reduce the number of particulates in the air within the facility. Each layer undergoes a series of processes to etch a portion of the layer or change the electrical characteristics of the layer, leaving the desired integrated circuit pattern. The wafers are ultimately separated into individual integrated circuits or discrete components which are then packaged, assembled, and tested. The typical integrated circuit fabrication process takes between eight and twelve weeks. The primary stages of this process are discussed below.

    Cleaning. The wafer surface must be cleaned and conditioned at the beginning of the fabrication process and at numerous other times throughout the process. Cleaning is generally performed by exposing the wafer to various chemicals in a liquid state, through spraying or immersion, or in a vapor state. As integrated circuit geometries become smaller and more complex, the reduction of organic, metal, and particle contamination on the wafer becomes an increasingly critical factor in improving the yields of wafer processing. In addition to contamination from particles left over from the various steps in the fabrication process, such as etching or stripping, contaminants may also be introduced from the equipment and chemicals utilized in the manufacturing process. FSI's surface conditioning products, including the Mercury spray processing and the Excalibur vapor processing systems, are designed to perform these cleaning functions throughout the integrated circuit fabrication process.

    Layering. Following cleaning and wafer surface conditioning, a thin film of either conductive or dielectric material is grown or deposited on the wafer surface. Depending upon its particular electrical properties, each layer functions as an insulator, semiconductor, or conductor.

    Planarization. Recently, a new process step called chemical mechanical planarization, commonly referred to as CMP, has become important in semiconductor device manufacturing, particularly for advanced devices. The CMP process uses a chemical and mechanical polishing procedure with a slurry and pad to smooth the surface of a wafer after each layering step in the metal interconnect process. This smoothing, or planarization, is necessary to prevent extremes of topography which can reduce yield and reliability of semiconductor devices. The Company's Mercury spray processing systems are used to remove the polishing grit from the surface of the wafer after CMP processing.

    Photolithography. After the film layer is deposited on the wafer, the film is primed to promote the adhesion of a light sensitive material called photoresist. After the photoresist is applied, the wafer is heated in order to remove solvents from the photoresist. Integrated circuit patterns are then projected onto the photoresist by exposing it to a light source through a mask. Chemical changes occur in the portion of the photoresist exposed to the light source, resulting in a transfer of the image of the desired circuit into the photoresist on the wafer. After a circuit pattern has been imprinted, the image on the film is developed, which creates protected and unprotected areas. The developed photoresist is then baked at a high temperature to remove residual moisture and remaining solvents, harden the photoresist for subsequent etching, and improve adhesion to the wafer surface. Polaris clusters perform all photolithography functions except exposure.

    Etching or Doping. Upon completion of the photolithography process, the wafer is either etched or doped. During etching the unprotected areas of the patterned film are removed with chemicals to leave the desired circuit pattern. Etching can be accomplished with either a wet chemistry process, using liquid chemicals, or a dry chemistry (typically plasma) process, using chemical gases or vapors. With advanced devices, most pattern etching is performed using a dry process. The Company's Excalibur vapor processing system is used to remove residual silicon dioxide to improve electrical performance and to remove the residue left by plasma or reactive ion etching. The Company's spray processing systems have been used to perform blanket etching in limited wet chemistry applications. During doping, specific ions are implanted on the wafer to control and change the electrical properties of the wafer surface. Doping produces the semiconductor activity on the wafer.

    Stripping. After etching or doping, the wafer is stripped of photoresist through either a wet chemistry or a dry chemistry process. The Company's spray processing systems are used to perform this function with wet chemistry applications or as a final clean-up after dry chemistry applications.

  These operations are repeated numerous times during the fabrication process depending upon the type and complexity of the semiconductor device and the overall process employed, and the precise order of the steps utilized varies by manufacturer. A finished integrated circuit consists of a number of film layers which together form thousands of extremely small electronic components that combine to perform the desired electrical functions. Each step in the fabrication process requires precision and must be rigorously controlled to attain commercially acceptable yields and cost performance.

  Chemical management systems enable semiconductor device manufacturers to store acids and solvents in bulk tanks outside the device fabrication clean room and to deliver programmed amounts of chemicals to various types of equipment in the clean room. The Company's chemical management products perform the critical functions of blending, delivering and controlling the flow, concentration and purity of chemicals used by various types of processing equipment utilized throughout the semiconductor device manufacturing process.

PRODUCTS

  The mix of products sold by the Company may vary significantly from year to year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table sets forth, for the periods indicated, the amount of sales and approximate percentages of the Company's total sales contributed by the Company's principal products:

                                      FISCAL YEAR ENDED                     NINE MONTHS ENDED
                          -------------------------------------------  -----------------------------
                           AUGUST 29,     AUGUST 28,     AUGUST 27,
                              1992           1993           1994       MAY 28, 1994    MAY 27, 1995
                          -------------  -------------  -------------  -------------  --------------
                                                  (DOLLARS IN THOUSANDS)
Microlithography
 clusters...............  $12,044  25.7% $20,317  25.9% $32,723  33.9% $22,870  33.5% $ 38,689  30.6%
Surface conditioning
 products...............   18,752  40.0   26,194  33.4   27,915  29.0   19,459  28.5    42,785  33.9
Chemical management
 systems................    3,145   6.7   18,629  23.8   17,573  18.2   12,862  18.9    28,731  22.7
Spare parts and service.   12,938  27.6   13,292  16.9   18,226  18.9   13,019  19.1    16,210  12.8
                          ------- -----  ------- -----  ------- -----  ------- -----  -------- -----
                          $46,879 100.0% $78,432 100.0% $96,437 100.0% $68,210 100.0% $126,415 100.0%
                          ======= =====  ======= =====  ======= =====  ======= =====  ======== =====

  MICROLITHOGRAPHY CLUSTERS. The Company's Polaris microlithography cluster performs all of the photolithography processing steps except exposure. Polaris consists of one or two clean room qualified robots surrounded by various process modules. Each module is totally independent and requires no mechanical interface. The cluster is enclosed by transparent safety walls, creating a self-contained process environment, and is configured to match the throughput capabilities of the integrated exposure equipment. The enclosure can be modified to provide a Class 10 or Class 1 clean room environment, providing independent control of temperature, humidity, and organics from the rest of the fabrication area. Operations within the cluster are initiated from a computer console and a touchscreen on each cluster's console provides the primary operator interface. During operation, cassettes of wafers are loaded in the cluster's input/output module from which the robot transports wafers through the various process modules in a sequence programmed by the operator allowing the desired treatment of the wafer surface.

                        [PASTE UP ART OF POLARIS 2000]


                                                         POLARIS(R) 2000 CLUSTER

  The Polaris cluster represents a processing alternative to conventional photoresist track or linear systems, which permit processing of the wafer only according to a preestablished arrangement of the equipment. Wafer routing and throughput in a Polaris cluster are not dependent upon module configuration. The programmable capability of the robot allows random wafer routing, permitting continuous processing of wafers and eliminating the need for the queuing of partially processed wafers required by traditional track systems. In addition, by controlling system variables within tight tolerance levels, the Polaris cluster is able to better ensure the repeatability of the various process steps. As a result, the Polaris cluster provides system flexibility and performance advantages over competing track systems. It also provides significant reliability and serviceability advantages. The highly integrated and automated approach of the Polaris cluster eliminates the need for a number of complex mechanisms which can impact system reliability, such as exposure system interface modules and wafer transport mechanisms generally associated with track systems. Polaris process modules can be serviced from outside the cluster without disrupting other cluster process operations. In addition, should technology change in any particular process module, that individual module can be replaced with an upgrade without rendering the entire system obsolete.

  In July 1994, the Company introduced the Polaris 2000 cluster. This new generation Polaris cluster contains several process enhancements including an advanced bake/chill plate technology and a fluid temperature control system. It also achieves a higher throughput of wafers. Simultaneous multiple process flow capabilities allow the system to operate in tandem with another process tool which is physically linked to the Polaris system and also to simultaneously support other process equipment which are not linked to the system. The Company began shipping the Polaris 2000 cluster in January 1995.

  Purchasers of the Polaris cluster include Ericsson Components AB ("Ericsson"), IBM, LG Semicon, Motorola, National Semiconductor, Inc. ("NSC"), TI, and Tower Semiconductor Ltd. ("Tower"). The Company has an installed base of approximately 100 Polaris clusters, including approximately 25 Polaris 2000 clusters. The price of a typical Polaris cluster ranges from approximately $800,000 to $1,600,000, depending on wafer size, number of modules, and number of robots required.

  The Polaris cluster technology is licensed by the Company from TI. See "Polaris License Agreement; Other Intellectual Property" below.

  SURFACE CONDITIONING PRODUCTS. The Company's surface conditioning products perform cleaning and stripping functions necessary for the processing of integrated circuits.

  Spray Processing Systems. The Company's spray processing systems, which include the Mercury system, are sophisticated wet chemistry systems used to clean and strip wafers at various stages in the integrated circuit fabrication process. These systems use centrifugal spray technology to process wafers by exposing them to a programmed, sequenced spray of fresh chemicals inside a closed, nitrogen filled chamber. Cassettes filled with wafers are loaded into a turntable in the process chamber and the processing chemicals, de-ionized water, and nitrogen are sequentially dispensed into the chamber through a spray post mounted in the chamber. As the turntable rotates, nozzles apply a chemical spray to the wafer surface. After chemical application, de-ionized water is sprayed on the wafer surface and all surfaces of the process chamber to remove chemical residues. The wafers and chamber are then dried by centrifugal spinning combined with a flow of nitrogen into the chamber. The Company's spray processing systems also can perform certain blanket etch functions in limited wet chemistry applications. FSI's spray processing systems include a microprocessor-based controller to program, control, and monitor the operating functions of the system in order to ensure precise control and repeatability of the process.

  The Company's spray processing systems provide an alternative to traditional immersion technology, principally wet-bench processing of wafers. A chemical wet-bench consists of an exhaust hood laboratory bench with open chemical tanks in which the wafers are either manually or automatically transferred from one chemical bath to another. The Company believes that its spray processing systems provide many cost of ownership and other benefits over wet-bench chemical processing including protection of the process operator from hazardous chemicals or fumes, improved cleaning capability, reduced chemical usage, lower space utilization in the clean room, and greater process flexibility, including the capability to easily change chemical sequences.

  Spray processing system customers include Advanced Micro Devices, Inc. ("AMD"), Atmel Corporation ("Atmel"), Cypress Semiconductor Corporation ("Cypress"), Digital Equipment Corporation ("DEC"), Fujitsu Microelectronics, Inc. ("Fujitsu"), IBM, International Rectifier Corporation ("IRC"), Motorola, NSC, SGS Thomson Microelectronics, Inc. ("SGS Thomson"), Siemens A.G. ("Siemens"), TI, Tower, United Microelectronics Corporation ("UMC"), and Winbond Electronics Corp. ("Winbond"). The Company has an installed base of over 2,125 spray processing systems. The Company offers four types of spray processing systems, which range in price from $300,000 to $600,000. The Company also markets certain equipment complementary to its spray processors, including water heaters, chemical heaters, and booster pumps.

  Vapor Processing Systems. The Company's Excalibur vapor processing systems use anhydrous hydrofluoric ("HF") gas in conjunction with water vapor to perform cleaning steps normally done with liquid chemicals. The Excalibur systems are highly automated, with a microprocessor-based controller and user-friendly software for sequencing and control of the reactants. Wafers are processed on an individual basis and loaded from the wafer carrier into the process chamber by a handler that minimizes particle contamination. Single-wafer processing permits Excalibur systems to be more easily integrated with equipment of other suppliers and provides greater control over process uniformity. Up to four process chambers can be operated with a single electronic controller through the utilization of multi-tasking software.

  The advantages of vapor phase processing over wet processing include increased chemical purity (due in part to its ability to mix chemical gases with water vapor at the point of use), reduced chemical and waste disposal costs, increased processing capabilities and improved integration with cluster tools. An integrated system of this type provides the necessary environmental and surface control of the wafer between cleaning and various other process steps, resulting in reduced contamination and improved yield.

  Since introduction in 1987, the Company's Excalibur systems have gone through multiple enhancements, including the development from a single gas to a multigas system. These continual enhancements led to the introduction of the latest version of the system, the Excalibur MVP (Multi-Vapor Processing), in July 1993. In addition to HF gas, the Excalibur MVP system uses hydrochloric acid gas for improved metal removal and ozone gas for organic removal, and has the processing capability to clean the backside of the wafer along with the front. The Excalibur MVP can be used for the critical cleaning steps in the integrated circuit production process. Programs are under development to integrate the Excalibur MVP system with other layering process equipment. The process development of the Excalibur MVP was funded in part by SEMATECH, an industry and government consortium.

  The Company's Excalibur customers include AT&T Corp. ("AT&T"), Fujitsu, Hyundai Electronics Industries Co., Ltd. ("Hyundai"), Intel Corporation ("Intel"), Siemens, and TI. The Company has installed approximately 150 vapor processing systems, many of which contain multiple modules. Systems vary in price from approximately $150,000 to $800,000 depending on the model, wafer size, number of process chambers, and related electronic control requirements.

  CHEMICAL MANAGEMENT SYSTEMS. The Company's chemical management systems enable semiconductor device manufacturers to generate certain acids from gases, blend acids and solvents to desired concentrations, store the acids and solvents in bulk tanks outside the device fabrication clean room, and deliver programmed amounts of the acids and solvents to various types of equipment in the clean room.

  Chemical Delivery Systems. The Company offers chemical delivery systems utilizing pump, pump and pressure, and vacuum pressure designs. The Company's chemical delivery systems provide semiconductor device manufacturers with enhanced chemical purity, inventory control, safety, dispensing accuracy, and bulk chemical purchasing opportunities.

  Typically, a chemical delivery system installation involves the delivery, flow, and purity control of 5 to 10 distinct chemicals. Each chemical requires its own station operated by a dedicated microprocessor-based controller. These dedicated controllers are in turn integrated by a host industrial computer to monitor and control the entire system. Normally, one chemical delivery module is required for each chemical. However, one module can be used to supply a chemical to multiple use points within the clean room. Each system installation requires a degree of customization based on the delivery requirements and physical layout of the customer's facility. FSI's project management expertise allows it to perform multiple installations simultaneously, which is a significant advantage during periods of growth in the number of fabrication facilities being constructed, upgraded, or expanded. In addition, at the request of a customer, FSI will over-see and coordinate not only the installation of the chemical delivery system, but also the entire chemical distribution system of the fabrication facility, including point-of-use interface and primary and secondary containment piping.

  The Company offers four primary models of chemical delivery systems, including the ChemFill 500, which provides all the features of a centralized delivery system in a compact, economical unit. This model can be used as a cost-effective solution for small volume chemical users or as a local source of chemicals in large fabrication facilities. The ChemFill 1000 PLC (for "programmable logic control") offers increased automation to its users, providing enhanced control, flexibility, and functionality. The VP4500 utilizes the proprietary ACS vacuum pressure technology to draw chemicals from their storage and transportation containers into the system and pressure to transfer the chemicals back to the container, in a recirculation mode, or to points of use in a dispense mode. The ChemFill 5000, which is also programmable logic controlled, features redundant flow systems that help increase uptime.

  Chemical Blending and Mixing Systems. The Company's ChemBlend chemical blending and mixing systems allow semiconductor device manufacturers to reduce chemical costs by enabling them to blend a process chemical from concentrate on site to create the various chemical concentrations required at different points of use in the clean room.

  Chemical Generation Systems. The ChemGen chemical generation systems allow semiconductor device manufacturers to reduce chemical costs by generating bulk quantities of certain chemicals by mixing gases with deionized water located at the facility. These chemicals are then delivered to the various use points in the semiconductor device manufacturing facility.

  Slurry Mixing and Delivery Systems. The Company's slurry mixing and delivery systems, which utilize proprietary vacuum pressure technology, mix and deliver slurry which is used in conjunction with chemical mechanical planarization, or CMP, technology. The Company's P2000 series systems mix and deliver silicon dioxide slurry, while the P2200M mixes and delivers tungsten slurry.

  Chemical management systems customers include AMD, Cypress, DEC, Fujitsu, Hyundai, Intel, Motorola, NSC, Philips, SGS Thomson, and Tech Semiconductor Singapore PTE.LTD. The Company has installed chemical management systems in over 35 fabrication plants worldwide. Typical installations vary in price from $250,000 to $2,500,000, and certain installations can cost in excess of $6,000,000.

  SPARE PARTS AND SERVICE. The Company sells spare part kits for a number of its products and individual spare part components for its equipment, primarily spray processing and to a lesser extent chemical management systems. The Company often packages product improvements to enable customers to update previously purchased equipment.

  The Company employs customer service and process engineers to assist and train the Company's customers in performing preventive maintenance and service on FSI equipment and developing process applications for the equipment. The Company generally provides a one to two years parts and labor warranty depending upon the product. The Company also provides in-house service and maintenance training and process application training for its customers' personnel on a fee basis. In addition, the Company offers a variety of process, service, and maintenance programs that may be purchased for a fee. A number of customers have purchased maintenance contracts whereby the Company's service employees work full-time at the customer's facility and provide process service and maintenance support for FSI equipment.

RESEARCH AND DEVELOPMENT

  The Company believes that its future success will depend in large part on its ability to enhance, in collaboration with its customers, its existing product lines to meet the changing needs of semiconductor device manufacturers. The Company believes that the trends in the industry, such as utilization of smaller integrated circuit geometries, increased use of eight inch and larger wafers, and manufacturers' increased desire for integratable processing equipment, will make highly automated and integratable systems, including single wafer processing systems, more important in the manufacturing of integrated circuits. To assist the Company in its development efforts, the Company maintains a Technical Advisory Board consisting of industry professionals. This board meets periodically with FSI management to identify and review semiconductor device industry trends in advanced technology and FSI's development activities toward meeting the industry's technology needs. In addition, individual members of the Technical Advisory Board provide the Company with on-going technical consultation and support.

  The Company's current research and development programs are primarily focused on the need for cleaner wafer surfaces due to smaller geometries, increased process control and flexibility through monitoring and software management systems, robotics automation in the clean room, and integration of the Company's product offerings with the processing equipment of other suppliers. Each of these programs involves customer collaboration to ensure proper machine configuration and process development to meet the industry's requirements.

  The Company is actively engaged in a number of development and process enhancement programs regarding the Polaris cluster. Such programs include testing Polaris clusters with new types of photoresist and new processes utilizing such resist. The Company also is exploring, with customer collaboration, further process refinements to its spray processing systems and conducting basic research on its Orion vacuum-based gas phase (dry) cleaning systems which may provide increased cleaning capabilities and improved process integration. The Company's dry cleaning project was funded in part by a $2.0 million research grant from the National Institute of Standards and Technology over a two-year period that ended February 28, 1995.

  The Company maintains an extensive demonstration and process development laboratory at its headquarters in Minnesota, occupying over 2,500 square feet, and a 2,000 square foot Class 1 microlithography demonstration and process development laboratory in Dallas, Texas. The Company's laboratory personnel work directly with customers in solving process problems, developing new processes, evaluating new pieces of equipment, and designing new equipment.

  Expenditures for research and development, which are expensed as incurred, during fiscal 1992, 1993, and 1994 and the first nine months of fiscal 1995 were approximately $9,783,000, $11,760,000, $15,743,000, and $17,378,000,
respectively, and represented 20.9%, 15.0%, 16.3%, and 13.7% of sales, respectively. The Company attempts to supplement its research and development efforts with third party funding from industry consortiums, government sources, and customers. During fiscal 1993 and 1994, the Company received commitments from third parties to fund approximately $1.2 million and $1.3 million, respectively, of research and development. There was no third party funding received in fiscal 1992. FSI does not have any product royalty obligations or other financial commitments to any of the third parties that have provided grant money to FSI as a result of FSI developing new products or technologies with the aid of such grant money. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MARKETING, SALES, AND SUPPORT

  The Company markets its products to integrated circuit manufacturers throughout the world. In North America, the Company markets its products through direct sales personnel located in five regional sales offices and through two independent sales representatives. The Company also has several product and technical specialists devoted to each of the Company's product lines. These product and technical specialists and the Company's process engineers work with customers to understand the customer's precise processing requirements and to configure the appropriate FSI equipment to meet such requirements. In addition, the sales effort is supported by 188 employees engaged in sales, service, and marketing support.

  International sales, primarily in Europe, Japan, and the Far East, accounted for approximately 34%, 34%, 33%, and 30% of total sales for fiscal years 1992, 1993, and 1994, and the first nine months of fiscal 1995, respectively. For a breakdown of total international sales by geographic area, see Note 16 of the Notes to Consolidated Financial Statements of FSI. The Company owns an approximately 40% equity interest in Metron Europa, a distributor of the Company's products which has an extensive distribution organization with offices in Germany, the United Kingdom, the Netherlands, France, Sweden, Italy, Israel, and India. The Company owns a 50% equity interest in the three companies comprising the Metron Asia Group, distributors of the Company's products in Taiwan, Korea, China, Singapore, and Hong Kong. Fluoroware, Inc., a manufacturer of plastic injection moldings for the semiconductor device industry, also owns an approximately 40% and 50% equity interest in Metron Europa and the Metron Asia Group, respectively. In addition to the Company's products, the Metron Group also sells products and equipment on behalf of several other semiconductor equipment and consumables manufacturers, including Fluoroware, Inc. The significant majority of the Company's international sales are made to its affiliated distributors for resale to the end users of the Company's products. However, in some cases the Company may also sell directly to an international customer, in which case the Company will pay a commission to one of its affiliated distributors in connection with the sale. When commissions are taken into account, international sales to the Company's affiliates are on terms no less favorable to the Company than international sales by the Company directly to non-affiliates.

See Note 6 of Notes to Consolidated Financial Statements of FSI. Metron Europa and the Metron Asia Group have entered into an agreement to consolidate with Transpacific, which markets or distributes the products of certain semiconductor equipment and consumables manufacturers in portions of the United States and Europe. If the consolidation occurs, the Company's equity ownership interest in Metron Europa will be approximately 38%. If consummated, no assurance can be given that the existing relationships of Transpacific or the Metron Group with the semiconductor manufacturing equipment and consumables manufacturers whose products they market or distribute will not be impaired by the consolidation. Transpacific has received notice that certain of these existing relationships will be terminated due to the marketing or distribution by both Transpacific and the Metron Group of similar products manufactured by competing companies. See "Risk Factors--Reliance on Affiliated International Distributors" and "Recent Developments--Metron Activities."

  The Company owns a 49% equity interest in m.FSI, a Japanese joint venture company formed in August 1991 with Mitsui, which owns the remaining 51% equity interest. In connection with its formation, the Company and Mitsui granted m.FSI certain product and technology licenses and product distribution rights. m.FSI distributes certain m.FSI and Mitsui products in Japan.

CUSTOMERS

  The Company sells products from one or more of its product lines to most major integrated circuit manufacturers and has over 100 active customers worldwide. The following table lists the top twenty current customers of the Company (based upon sales during the last three fiscal years) and the Company's product lines from which each such customer has made purchases:

                                        MICROLITHOGRAPHY   SURFACE     CHEMICAL
                                            CLUSTERS     CONDITIONING MANAGEMENT
                                        ---------------- ------------ ----------
      AMD..............................                      X           X
      AT&T.............................                      X           X
      Atmel............................                      X
      Cypress..........................                      X           X
      DEC..............................                      X           X
      Ericsson.........................       X              X
      Fujitsu..........................                      X           X
      LG Semicon.......................       X              X
      Hyundai..........................                      X
      Intel............................                      X           X
      IBM..............................       X              X
      IRC..............................                      X
      Motorola.........................       X              X           X
      NSC..............................       X              X           X
      SGS Thomson......................                      X           X
      Siemens..........................                      X
      TI...............................       X              X           X
      Tower............................       X              X
      UMC..............................                      X
      Winbond..........................                      X

  Although the composition of the Company's largest customers has changed from year to year, direct sales to the Company's top five customers in each of fiscal 1992, 1993, and 1994 have accounted for approximately 45%, 50%, and 46%, respectively, of the Company's total sales. Direct sales to the Company's top two customers in each of fiscal 1992, 1993, and 1994 accounted for approximately 34%, 32%, and 30%, respectively, of the Company's total sales. In addition, approximately 29% of the Company's backlog at fiscal 1994 year-end was comprised of orders from two customers. Sales to the Company's affiliated international distributors in fiscal 1992, 1993, and 1994, which may include sales of products subsequently resold to the Company's direct customers, accounted for approximately 33%, 25%, and 26%, respectively, of the Company's sales. TI accounted for approximately 21% of the Company's sales in fiscal 1994. IBM accounted for approximately 28% and 23% of the Company's sales in fiscal 1992 and 1993, respectively.

  The Company has experienced and expects to continue to experience fluctuations in its customer mix. The timing of an order for the Company's equipment is primarily dependent upon the customers expansion program, replacement needs, or requirements to improve integrated circuit fabrication productivity and yields. Consequently, a customer who places significant orders in one year will not necessarily place significant orders in subsequent years.

  Certain of the Company's present products require an export license from the United States Department of Commerce prior to their sale outside the United States, while other FSI products can be freely exported under a general export license.

BACKLOG

  The Company's backlog at the end of fiscal 1994 and the end of the third quarter of fiscal 1995 was approximately $77,000,000 and $98,000,000, respectively. Backlog consists of orders for which a customer purchase order has been received or a customer purchase order number has been communicated to the Company and for which shipment dates within the next twelve months have been assigned. Orders are subject to cancellation by the customer, generally with a cancellation charge. In fiscal 1993 and 1994, purchase orders aggregating approximately $1,617,000 and $708,000, constituting 2.1%, and 0.7% of sales during such fiscal years, respectively, were canceled and not rescheduled. Because of the timing and relative size of certain orders received by the Company and possible changes in delivery schedules and cancellations of orders, the Company's backlog can vary from time to time and at any particular date is not necessarily indicative of actual sales for any succeeding period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANUFACTURING AND SUPPLIERS

  Except with respect to ACS products, the Company typically assembles its products and systems from components and prefabricated parts manufactured and supplied by others, such as process controllers, robots, integrated circuits, power supplies, stainless steel pressure vessels, chamber bowls, valves, and relays. Certain of the items manufactured by others are made to the Company's specifications. All final assembly and systems tests are performed within the Company's manufacturing facilities. Quality control is maintained through incoming inspection of components, in-process inspection during equipment assembly, and final inspection and operation of all manufactured equipment prior to shipment. Currently, ACS products are manufactured for the Company by contract manufacturers. Company manufacturing engineers routinely monitor production progress and perform source inspections prior to delivery of finished ACS products to customers. FSI has a company-wide quality program in place and received ISO 9001 certification in October 1994 (such certification, however, does not cover the operations of ACS).

  Certain of the components and sub-assemblies included in the Company's products are obtained from a single supplier or a limited group of suppliers. Although the Company seeks to reduce dependence on sole and limited source suppliers, disruption or termination of these sources could have an adverse effect on the Company's operations. The Company believes that alternative sources could be obtained and qualified to supply these components, if necessary. However, a prolonged inability to obtain certain components could have an adverse effect on the Company's operating results and could result in damage to customer relationships.

COMPETITION

  The semiconductor equipment industry is highly competitive. In each of the markets it serves, the Company faces intense competition from established competitors, some of which have substantially greater financial, engineering, research, development, manufacturing, marketing, service, and support resources, greater name recognition than the Company, and long-standing customer relationships. In order to remain competitive, the Company must maintain a high level of investment in research and development, marketing, and customer service and support as well as control operating expenses. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company's products will continue to be viewed as competitive as a result of technological advances by competitors or changes in semiconductor processing technology. The Company's competitors may also increase their efforts to gain and retain market share through competitive pricing. Such competitive pressures may necessitate significant price reductions by the Company or result in lost orders which could adversely affect the Company's results of operations.

  Since 1992, Japanese semiconductor device manufacturers have substantially reduced their levels of capital spending on new fabrication facilities and equipment in Japan and elsewhere. This has resulted in reduced sales and increasing competitive pressures in the Japanese market segment (comprised of semiconductor device fabrication facilities located in Japan and those located outside of Japan which are controlled by Japanese companies). As a result, pricing pressures in both the Japanese market and elsewhere may continue into the foreseeable future due to Japanese semiconductor equipment manufacturers offering substantial discounts on their products.

  The Company believes that the Japanese companies with which it competes have a competitive advantage because of their dominance of the Japanese market segment. Furthermore, Japanese semiconductor device manufacturers have extended their influence outside Japan by licensing products and process technologies to non-Japanese semiconductor device manufacturers. Such licenses can result in a recommendation to use semiconductor device equipment manufactured by Japanese companies. Therefore, the Company may be at a competitive disadvantage with respect to the Japanese semiconductor equipment suppliers, who have been engaged for some time in collaborative efforts with Japanese semiconductor device manufacturers. Certain Japanese semiconductor equipment manufacturers have announced plans to begin manufacturing operations in the United States, which will enable them to compete more effectively in the United States market.

  The Japanese market segment is important as it represents a substantial percentage of the world-wide semiconductor device market. To date, the Company has not yet established itself as a significant participant in the Japanese market segment with respect to its Polaris cluster or chemical management system product lines. As part of the strategy to establish its Japanese presence, the Company formed a joint venture, m.FSI, in August 1991 with Mitsui and granted m.FSI certain product and technology licenses and product distribution rights in Japan. There can be no assurance that the Company will be able to maintain or increase its sales to the Japanese market segment. A growing portion of the Company's international sales have been to semiconductor device manufacturers located in Korea. The Korean market is extremely competitive and the semiconductor device manufacturers located there have been very aggressive in seeking price concessions from suppliers. FSI does not believe that there are any existing government trade restrictions that would materially limit FSI's ability to compete in the Japanese or Korean markets. There can be no assurance, however, that imposition of such restrictions in the future will not adversely affect FSI's ability to compete in these markets.

  Significant competitive factors in the semiconductor equipment market include quality, process repeatability, capability and flexibility, ability to integrate with other products, and overall cost of ownership, including reliability, automation, throughput, customer support, and system price. The Company has experienced significant price competition from certain of its competitors, primarily those in the microlithography and chemical management systems markets. Although the Company believes that it has certain technological and other advantages over its competitors, realizing and maintaining such advantages will require a continued high level of investment by the Company in research and development and marketing and customer service and support as well as controlling operating expenses. There can be no assurance that the Company will continue to compete successfully in the future.

  The Company's competitors differ across its three product lines. The Company's microlithography clusters compete with products offered by Dainippon Screen Manufacturing Co. Ltd. ("DNS"), Tokyo

Electron Ltd. ("TEL"), and Silicon Valley Group. The Company competes with DNS, TEL and also Semitool Inc., Submicron Systems Inc. ("Submicron"), and Santa Clara Plastics in the area of surface conditioning products. The Company's chemical management systems compete with products from Systems Chemistry Incorporated, a subsidiary of Submicron, and a number of chemical supply companies that also offer chemical management systems.

POLARIS LICENSE AGREEMENT; OTHER INTELLECTUAL PROPERTY

  The Polaris cluster is offered by the Company under a license from TI. Under the license agreement, FSI has the exclusive right to sell and the non-exclusive right to manufacture the Polaris cluster, except that TI may manufacture and distribute such system within TI. FSI also has the non-exclusive right to manufacture and sell related TI modules. TI may modify FSI's exclusive sales rights to a non-exclusive license if FSI fails to use reasonable efforts in marketing the Polaris cluster. The license agreement requires a royalty payment to TI on the equipment manufactured and sold by the Company pursuant to the license. The royalty to be paid is based on the "net sales price" of the licensed equipment, as reflected in the final invoice amount charged by the Company to the customer for such equipment, excluding amounts for packaging, insurance, freight, service, maintenance, and value-added tax. When certain aggregate sales amounts are achieved under the license agreement, FSI has the option of reducing the royalty amount or converting the license to a fully-paid, non-exclusive license. Based upon current backlog and expectations regarding future sales, the Company expects such aggregate sales amounts under the license agreement to be reached in fiscal 1996.

  The license agreement continues until terminated. It may be terminated by either party upon a breach by the other party, and the failure to cure, of certain terms of the agreement, including payment of royalties when due, refusal to sell products, and failure to meet quality standards.

  The Company holds numerous United States patents and additional patents in Japan and several European countries and has several United States patent applications and foreign patent applications pending. However, the Company believes that patents and trademarks are of less significance in its industry than such factors as innovative skills, technical expertise, and the ability to quickly adapt to and deliver new technology to the marketplace. The Company attempts to protect its proprietary information through non-disclosure agreements with its key employees. See "Risk Factors--Patents and Other Intellectual Property."

EMPLOYEES

  As of May 27, 1995, the Company had 726 employees, of whom 231 were engaged in manufacturing, 127 were engaged in customer service, 235 were engaged in research and development, 61 were engaged in sales and marketing, and 72 held general and administrative positions. As of such date, the Company also had over 100 independent contractors working throughout the Company in various capacities, principally in the areas of manufacturing and engineering. The Company expects to add approximately 75 new employees and independent contractors in total by the end of fiscal 1995, primarily in the areas of manufacturing, engineering, and service.

  The Company is not subject to any collective bargaining agreement, has never been subject to a work stoppage and believes its relations with employees are good.

REGULATORY PROCEEDINGS

  The Company generates minor amounts of liquid and solid hazardous waste and uses licensed haulers and disposal facilities to ship and dispose of such waste. The Company has received notice from state or federal enforcement agencies that it is a potentially responsible party ("PRP") in connection with the investigation of four hazardous waste disposal sites owned and operated by third parties where waste generated by FSI has been located. In each matter, the Company believes that it is at most a "de minimis" PRP. A risk of being named a PRP is that if any of the other PRPs are unable to contribute their proportionate share of the liability, if any, associated with the site, those PRPs that are able could be held financially responsible for the shortfall. While the ultimate outcome of these matters cannot presently be determined, the Company does not believe such investigations, either individually or in the aggregate, will have a material adverse effect on its business, operating results, or financial condition.

PROPERTIES

  The Company's corporate offices, process research laboratory, and manufacturing facilities are located in Chaska, a suburb of Minneapolis, Minnesota, in three buildings aggregating approximately 161,600 square feet at a total rental cost of $1,301,000 in fiscal 1995. The Company also leases engineering and research and development facilities and sales and service offices in various locations within the United States, including a 30,000 square foot microlithography research and development facility located in Dallas, Texas and a 8,500 square foot chemical management facility located in Hollister, California (the corporate headquarters for ACS).

  FSI recently commenced construction of a new 100,000 square foot manufacturing facility in Chaska. The new facilities will allow expansion of the current facility in the areas of engineering, administration, and development. The Company is currently seeking to lease approximately 30,000 to 50,000 square feet of administrative and warehouse space in Chaska, which will allow the Company to maintain efficient operations until the new facility is completed. See "Recent Developments--Construction of New Manufacturing Facility."

  The construction of the facility will be subject to risks generally associated with real estate development, including potential delays caused by, among other things, the timing of the receipt of required permits, unavailability and shortages of required materials, and weather-related delays and unforeseen construction costs. There can be no assurance that the facility will be completed as currently scheduled or that costs will not be in excess of those currently expected.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

  NAME                    AGE                                       POSITION
  ----                    ---                                       --------
Joel A. Elftmann          55          Chairman of the Board, President, and Chief Executive Officer
Peter A. Pope             44          Executive Vice President, Marketing and Account Management
Benno G. Sand             41          Executive Vice President, Chief Financial Officer, and Secretary
Benjamin J. Sloan         55          Executive Vice President, Microlithography Division
Robert E. Cavins          59          Senior Vice President, Chemical Management Division
Dale A. Courtney          57          Senior Vice President, Surface Conditioning Division
J. Wayne Stewart          44          Vice President, Operations
Timothy D. Krieg          39          Vice President, Quality and Human Resources, and Assistant Secretary
James A. Bernards         48          Director
Neil R. Bonke             53          Director
Terrence W. Glarner       52          Director
Robert E. Lorenzini       58          Director
William M. Marcy          53          Director
Charles R. Wofford        62          Director

  Directors of the Company are elected at the annual shareholder's meeting for staggered three-year terms and serve until their successors are duly elected and qualified. See "Description of Capital Stock--Amended and Restated Articles of Incorporation." Executive officers of the Company are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

  Mr. Elftmann is a co-founder of the Company and has served as a Director of the Company since 1973 and as Chairman of the Board since August 1983. From August 1983 to August 1989, and from May 1991 until the present, Mr. Elftmann has also served as Chief Executive Officer of the Company. From 1977 to August 1983, and from May 1991 until the present, Mr. Elftmann has served as President of the Company. Prior to 1977, Mr. Elftmann was Vice President and General Manager of the Company. Mr. Elftmann is also Chairman of the Board of Metron Semiconductors Europa B.V. and is a director of m.FSI Ltd. He has also been a director of Veeco Instruments, Inc. since May 1994.

  Mr. Pope was elected Executive Vice President, Marketing and Account Management of the Company in January 1992. Mr. Pope served as Senior Vice President and General Manager, Process Equipment of the Company from November 1989 until January 1992. Mr. Pope served as Vice President, Sales and Service of the Company from May 1985 to November 1989. From September 1982 to May 1985, Mr. Pope served as Executive Sales Manager of the Company. Prior thereto, he was Managing Director of Metron Semiconductors Europa B.V. Mr. Pope also serves as a director of m.FSI Ltd. and the corporations that comprise the Metron Asia Group.

  Mr. Sand has served as Executive Vice President and Chief Financial Officer of the Company since January 1992. Mr. Sand served as Vice President, Finance and Chief Financial Officer of the Company from October 1990 until January 1992. He served as Vice President, Finance of the Company from October 1987 until October 1990. From August 1983 to October 1987, Mr. Sand served as Corporate Controller of the Company and from November 1982 to August 1983 as its Financial Accounting Manager. Prior thereto he was employed by the accounting firm of KMG Main Hurdman as an auditor and consultant. Mr. Sand was elected Assistant Secretary of the Company in November 1989 and Secretary in November 1990. Mr. Sand also serves as a director of Metron Semiconductors Europa B.V.

  Dr. Sloan has served as Executive Vice President, Microlithography Division of the Company since January 1992. Prior thereto, Dr. Sloan was employed by TI in Dallas, Texas where he served over 24 years in various research and development capacities, most recently as Vice President of TI's Semiconductor Group and Manager of the Wafer Fabrication Systems Division of TI's Process Automation Center. Dr. Sloan is Chairman of the Company's Technical Advisory Board.

  Dr. Cavins has served as Senior Vice President, Chemical Management Division of the Company since March 1994. He served as Vice President, Chemical Management Division from January 1993 until March 1994. From 1988 to March 1992, Dr. Cavins served as Senior Vice President of Operations for E.F. Johnson Company. From March 1992 to July 1992, Dr. Cavins was employed by Itron Corporation in the capacity of Vice President and General Manager for Enscan Operations, the energy management division of Itron Corporation. Prior to joining E.F. Johnson Company, Dr. Cavins served in management positions in various electronics and engineering capacities at Honeywell Inc. and Control Data Corporation (now Ceridian Corporation). Dr. Cavins also serves as a director of FME.

  Mr. Courtney has served as Senior Vice President, Surface Conditioning Division of the Company since March 1994. He served as Vice President, Surface Conditioning Division of the Company from November 1992 to March 1994. Mr. Courtney served as Vice President, Engineering of the Company from August 1991 to November 1992. Mr. Courtney served as Director of Engineering of the Company from September 1990 to August 1991 and as manager of Engineering Software Development and Automation of the Company from September 1987 to September 1990. Prior to joining the Company, Mr. Courtney was President of D A Courtney & Associates, Dallas, Texas, specializing in the development of software for automation and real time process control systems. Mr. Courtney is a director of m.FSI Ltd.

  Mr. Stewart has served as Vice President, Operations since February 1994. Prior thereto, he was employed by TI in Dallas, Texas where he served over 20 years in various manufacturing and operations management positions, most recently as Corporate Computer Integrated Manufacturing Director, responsible for worldwide manufacturing and materials systems. Mr. Stewart was also the Manufacturing Manager of TI's award winning HARM (High Speed Anti-Radar Missile) program. Mr. Stewart also serves as a director of FME.

  Mr. Krieg has served as Vice President, Quality and Human Resources of the Company since March 1994 and also served in that capacity from January 1992 until March 1993. Mr. Krieg served as Vice President, Human Resources from March 1993 until March 1994 and also from October 1987 until January 1992. From September 1979 to October 1987, he served as Human Resources Manager of the Company. Mr. Krieg was elected Assistant Secretary of the Company in November 1990.

  Mr. Bernards has served as a Director of the Company since July 1981. Since June 1993, Mr. Bernards has been President of Facilitation Inc., which provides business and financial consulting services. Mr. Bernards was President of the accounting firm of Stirtz, Bernards & Company from May 1981 to June 1993. Since 1986, Mr. Bernards has been President of Brightstone Capital, Ltd., a venture capital fund manager. He is also a director of Health Fitness Physical Therapy Corporation and Visionics Corporation.

  Mr. Bonke has served as a Director of the Company since June 1994. Mr. Bonke has been Chairman of the Board and Chief Executive Officer of Electroglas, Inc., a manufacturer of automatic wafer probing equipment for semiconductor device manufacturers, since April 1993. He was a Group Vice President of General Signal Corporation and President of General Signal Corporation's Semiconductor Equipment Operations from September 1991 to July 1993. From 1990 to 1991, he was Chief Operating Officer of Cognex Corporation, a manufacturer of machine vision systems for the semiconductor and electronics industries, and from 1987 to 1990 he was President of General Signal Corporation's Xynetics division, a group of semiconductor equipment manufacturing companies which included Electroglas, Inc. Mr. Bonke currently serves on the Board of Directors of SEMI/SEMATECH, the equipment arm of the semiconductor device industry consortium.

  Mr. Glarner has served as a Director of the Company since October 1988. Since February 1993, Mr. Glarner has been President of West Concord Ventures, Inc., a venture capital company. From 1982 to February 1993, Mr. Glarner was President of North Star Ventures, Inc. and North Star Ventures II, Inc. Mr. Glarner is also a director of Aetrium Incorporated, Cima Labs, Inc., and Datakey, Inc.

  Mr. Lorenzini has served as a Director of the Company since November 1986. Since January 1993, Mr. Lorenzini has been Chairman of SunPower Corporation, a manufacturer of opto-electronic devices. Since July 1993, he also served as a Principal in Dalton Partners, a business management company. From October 1988 to January 1993, he served as President and Chief Executive Officer of SunPower Corporation. From December 1986 to October 1989, Mr. Lorenzini was active in a number of venture capital investments focused on high technology companies. Mr. Lorenzini is a founder of Siltec Corporation, a manufacturer of silicon wafers and processing equipment for the semiconductor device industry. Mr. Lorenzini was Chairman of the Board and President of Siltec Corporation from 1969 to December 1986. Mr. Lorenzini is also a director of KLA Instruments Corporation.

  Dr. Marcy has served as a Director of the Company since August 1984 and since August 1986 has served as a consultant to the Company in the area of software engineering. Dr. Marcy has served as Associate Dean of Engineering for Research and Administration at Texas Tech University since March 1995. From September 1987 to March 1995, Dr. Marcy served as Professor of Computer Science and the Director of Computer Science Programs at Texas Tech University. From June 1983 to August 1987, Dr. Marcy was Professor of Industrial Engineering and the Director of the Center for Automation and Robotics at Texas Tech University. Prior to June 1983, Dr. Marcy was Chief Operating Officer of Information Planning Corporation, a software development and sales company.

  Mr. Wofford has served as a Director of the Company since November 1992. Since April 1994, Mr. Wofford has been a business and management consultant. From April 1992 to April 1994, he was Chairman of the Board, Chief Executive Officer, and President of the FARR Company, a manufacturer of clean room filtration systems and equipment. Mr. Wofford was President and Chief Executive Officer of the FARR Company from September 1991 to March 1992, and from July 1991 to August 1991 he was President and Chief Operating Officer. From 1958 to 1991, Mr. Wofford held a variety of positions with respect to TI's semiconductor operations in the United States, Europe, Asia, and Latin America, including Senior Vice President, Semiconductor Group.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth as of June 1, 1995 (reflecting the Stock Split) and as adjusted to reflect the sale of shares offered hereby, certain information regarding beneficial ownership of the Company's Common Stock by:
(i) each person known by the Company to own beneficially 5% or more of the Company's outstanding shares of Common Stock; (ii) each director of the Company; (iii) all directors and executive officers of the Company as a group; and (iv) Mr. Elftmann and the other Selling Shareholders listed below.

                                      SHARES                      SHARES
                                   BENEFICIALLY                BENEFICIALLY
                                  OWNED PRIOR TO                OWNED AFTER
                                    OFFERING(1)    NUMBER OF  OFFERING(1)(2)
                                 -----------------  SHARES   -----------------
DIRECTORS                         NUMBER   PERCENT  OFFERED   NUMBER   PERCENT
- ---------                        --------- ------- --------- --------- -------
Joel A. Elftmann................ 1,205,706   7.0%   175,000  1,030,706   5.2%
 322 Lake Hazeltine Drive
 Chaska, Minnesota 55318
James A. Bernards...............    19,334     *        --      19,334     *
Neil R. Bonke...................    10,000     *        --      10,000     *
Terrence W. Glarner.............    12,990     *        --      12,990     *
Robert E. Lorenzini.............    21,334     *        --      21,334     *
William M. Marcy................    11,334     *        --      11,334     *
Charles R. Wofford..............    11,334     *        --      11,334     *
OTHER SELLING SHAREHOLDERS
- --------------------------
Benno G. Sand...................   108,628     *     40,000     68,628     *
Robert E. Cavins................    48,242     *     20,000     28,242     *
Timothy D. Krieg................    72,340     *     15,000     57,340     *
All directors and executive
 officers as a group
 (14 persons)................... 1,839,708  10.4    250,000  1,589,708   7.9

- --------
* Represents beneficial ownership of less than one percent of the outstanding Common Stock.
(1) Except as otherwise indicated in the footnotes to this table, the listed beneficial owner has sole voting and investment power with respect to such shares. Includes shares purchasable within 60 days after June 1, 1995 pursuant to the exercise of options covering 44,000 shares for Mr. Elftmann, 11,332 shares for each of Messrs. Bernards, Glarner, Lorenzini, Marcy, and Wofford, 10,000 shares for Mr. Bonke, 96,666 shares for Mr. Sand, 46,666 shares for Dr. Cavins, 65,666 shares for Mr. Krieg, and 617,664 shares for all directors and executive officers as a group.
(2) Assumes the Underwriters do not exercise their option to purchase up to 412,500 additional shares of Common Stock from the Company to cover over-allotments.

                          DESCRIPTION OF CAPITAL STOCK

  Upon effectiveness of the Stock Split, the Amended and Restated Articles of Incorporation of the Company will authorize the issuance by the Company through its Board of Directors of 50,000,000 shares of Common Stock, no designated par value, of which 17,135,782 shares were issued and outstanding as of May 27, 1995 (also reflecting the Stock Split), and 10,000,000 shares of Preferred Stock, no designated par value, none of which have been issued.

COMMON STOCK

  All outstanding shares of the Company's Common Stock are, and the shares of the Company's Common Stock offered hereby upon completion of this offering will be, fully paid and nonassessable. Upon any liquidation or dissolution of the Company, the holders of Common Stock share ratably, in proportion to the number of shares held, in the assets available for distribution after payment of all prior claims, including all prior claims of the holders of any Preferred Stock then outstanding.

  Holders of Common Stock have no preemptive rights and are entitled to one vote for each share held on each matter submitted to a vote of shareholders. Cumulative voting for the election of directors is not permitted. Subject to any prior rights of any Preferred Stock then outstanding, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor.

PREFERRED STOCK

  The Board of Directors has the authority, in most instances without further shareholder action, to issue from time to time all or any part of the authorized Preferred Stock, in one or more series. The Board of Directors is authorized to determine the designation of and number of shares in each series and to fix the dividend, redemption, liquidation, retirement, conversion, and voting rights, if any, of such series, and any other rights and preferences thereof. Any shares of Preferred Stock which may be issued may have disproportionately high voting rights or class voting rights, may be convertible into shares of Common Stock and may rank prior to shares of Common Stock as to payment of dividends and upon liquidation. The Board of Directors could authorize the issuance of one or more series of the Preferred Stock with voting rights or other rights and preferences which would impede the success of any proposed merger, tender offer, proxy contest, or other attempt to gain control of the Company not approved by the Board of Directors. Although the issuance of Preferred Stock may have an adverse effect on the rights of holders of Common Stock, the consent of the holders of Common Stock would not be required for any such issuance of Preferred Stock.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

  Article IX of the Amended and Restated Articles of Incorporation of the Company provides for a classified board of not less than five nor more than eleven directors serving staggered three-year terms. The number of directors may be increased by the shareholders or the Board of Directors or decreased by the shareholders; provided, however, that any change in the number of directors must be approved by the affirmative vote of not less than 75% of the votes entitled to be cast by the holders of all then outstanding shares of capital stock of the Company, voting as a single class, unless the change has been approved by a majority of the entire Board of Directors. A decrease in the number of directors may not shorten the term of an incumbent director. Removal of a director from office, with or without cause, requires the affirmative vote of not less than 75% of the votes entitled to be cast by the holders of all then outstanding shares of capital stock of the Company, voting as a single class. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Notwithstanding the foregoing, whenever the holders of any one or more classes of Preferred Stock issued by the Company has the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies, and other features of such directorships are governed by or pursuant to the applicable terms of the rights and preferences of such Preferred Stock established by the Board of Directors and made a part of the Amended and Restated Articles of Incorporation, and such directors will not be divided into classes unless expressly provided by such terms. No person (other than a person nominated by or on behalf of the Board of Directors) will be eligible for election as a director at any annual or special meeting of shareholders unless a written request that his or her name be placed in nomination is received from a shareholder of record by the Secretary of the Company not less than 60 days prior to the date fixed for the meeting, together with the written consent of such person to serve as a director.

  Article X of the Amended and Restated Articles of Incorporation of the Company provides that certain transactions ("business combinations") with certain beneficial owners of 10% or more of the voting capital stock of the Company ("interested shareholders") require, in addition to any affirmative vote required by law, the affirmative vote of not less than 75% of the votes entitled to be cast by the holders of all then outstanding shares of voting capital stock of the Company, voting as a single class. Business combinations include, without limitation, any merger, consolidation, or statutory exchange of shares of the Company with an interested shareholder; any sale, lease, pledge, or other disposition to or from an interested shareholder or the Company of any assets of the Company or the interested shareholder, respectively, with a value equal to or greater than 10% of the book value of the consolidated assets of the Company; the adoption of any plan for the liquidation or dissolution of the Company proposed by or on behalf of an interested shareholder; and any transaction that has the effect of increasing the proportionate share of capital stock of the Company beneficially owned by an interested shareholder. An affirmative vote by the shareholders is not required to approve a business combination under Article X if the business combination has been approved by a majority of those directors who were members of the Board of Directors prior to the time that the interested shareholder involved in the business combination became an interested shareholder or whose election or nomination was approved by a majority of such directors ("continuing directors"). An affirmative vote is also not required if the business combination meets certain conditions specified in Article X, including, without limitation, that certain minimum consideration be received in the business combination by holders of capital stock of the Company, that the interested shareholder not acquire any additional shares of capital stock of the Company after becoming an interested shareholder (except as approved by the continuing directors), and that a proxy or information statement describing the proposed business combination be mailed to all holders of capital stock of the Company at least 30 days prior to the consummation of the business combination.

  The affirmative vote of the holders of not less than 75% of the votes entitled to be cast by the holders of all then outstanding shares of capital stock, voting as a single class, is required to amend or repeal, or adopt any provisions inconsistent with, Articles IX or X of the Amended and Restated Articles of Incorporation.

  These provisions of the Amended and Restated Articles of Incorporation could have the effect in certain circumstances of delaying or preventing a change in control of the Company.

MINNESOTA BUSINESS CORPORATION ACT

  Section 302A.673 of the Minnesota Business Corporation Act restricts certain transactions between the Company and certain shareholders who become the beneficial holders of 10% or more of the Company's outstanding voting stock ("statutory interested shareholders") unless a majority of the disinterested directors of the Company has approved, prior to the date on which the statutory interested shareholders acquire a 10% interest, either the business combination transaction suggested by such shareholders or the acquisition of shares that made such shareholders statutory interested shareholders. If such prior approval is not obtained, the statute imposes a four-year prohibition from the statutory interested shareholders' share acquisition date on mergers, sales of substantial assets, loans, substantial issuances of stock, and various other transactions involving the Company and the statutory interested shareholder or its affiliates.

  In the event of certain tender offers for stock of the Company, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. Section 302A.675 does not apply if a committee of the Board of Directors consisting of all of its disinterested directors (excluding present and former officers of the corporation) approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

  These statutory provisions could also have the effect in certain circumstances of delaying or preventing a change in the control of the Company.

TRANSFER AGENT AND REGISTRAR

  Harris Trust and Savings Bank acts as the Transfer Agent and Registrar for the Common Stock of the Company.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, Needham & Company, Inc., Lehman Brothers Inc., and Montgomery Securities (the "Underwriters"), have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell to each Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names in the table below.

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      Needham & Company, Inc..........................................
      Lehman Brothers Inc.............................................
      Montgomery Securities...........................................
                                                                       ---------
          Total....................................................... 2,750,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares of Common Stock are subject to certain conditions precedent, and that the Underwriters are committed to purchase and pay for all shares if any shares are purchased.

  The Company and the Selling Shareholders have been advised that the Underwriters propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a
concession not in excess of $    per share. The Underwriters may allow, and
such dealers may reallow, a concession to certain other dealers (who may
include the Underwriters) not in excess of $    per share. After the initial
offering to the public, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 412,500 shares of Common Stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. To the extent the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriter as shown in the above table bears to the total shown.

  In the Underwriting Agreement, the Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the Underwriters may be required to make in respect thereof.

  The Company, the Selling Shareholders, and the other directors and executive officers of the Company have agreed that, without the prior consent of Lehman Brothers Inc., they will not directly or indirectly offer to sell, sell, or otherwise dispose of shares of Common Stock or any securities convertible or exchangeable therefor, for a period of 90 days following the date of this Prospectus, subject to certain limited exceptions. Consent to earlier sale of such shares may be granted by Lehman Brothers Inc. at its discretion.

  From time to time, Needham & Company, Inc. has provided, and may continue to provide, investment banking services to the Company. Needham & Company, Inc. acted as financial adviser to the Company in connection with FSI's acquisition of ACS and received a fee of approximately $125,000. The Underwriters also served as the underwriters for the Company's public offering in February 1995.

  In connection with this offering, certain Underwriters and selling group members (if any) who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered by this Prospectus is being passed upon for the Company by Faegre & Benson Professional Limited Liability Partnership ("Faegre & Benson"), Minneapolis, Minnesota and certain legal matters are being passed upon for the Underwriters by Dorsey & Whitney P.L.L.P, Minneapolis, Minnesota. A member of Faegre & Benson owns 6,000 shares of Common Stock of the Company.

                                    EXPERTS

  The consolidated financial statements of the Company as of August 28, 1993 and August 27, 1994 and for each of the fiscal years in the three-year period ended August 27, 1994 included in the Registration Statement of which this Prospectus is a part have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their report accompanying such consolidated financial statements, and are included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

  The financial statements of Applied Chemical Solutions as of July 31, 1993 and 1994 and for each of the fiscal years in the two-year period ended July 31, 1994 incorporated by reference in the Registration Statement of which this Prospectus is a part have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their report accompanying such financial statements, and are incorporated by reference herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing. The Report of KPMG Peat Marwick LLP for Applied Chemical Solutions covering the July 31, 1993 and 1994 financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations and net capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

  The consolidated financial statements of Metron Semiconductors Europa B.V. as of May 31, 1993 and 1994 and for each of the fiscal years in the three year period ended May 31, 1994 incorporated by reference in the Registration Statement of which this Prospectus is a part have been audited by KPMG Accountants N.V., independent public accountants, as indicated in their report accompanying such consolidated financial statements, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                            FSI INTERNATIONAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
CONSOLIDATED FINANCIAL STATEMENTS OF FSI INTERNATIONAL, INC. AND
 SUBSIDIARIES
Independent Auditors' Report.............................................  F-2
Consolidated Statements of Operations for the fiscal years ended August
 29, 1992, August 28, 1993 and August 27, 1994 and for the nine months ended May 28, 1994 and May 27, 1995 (unaudited).........................  F-3
Consolidated Balance Sheets as of August 28, 1993 and August 27, 1994 and
 May 27, 1995 (unaudited)................................................  F-4
Consolidated Statements of Cash Flows for the fiscal years ended August
 29, 1992, August 28, 1993 and August 27, 1994 and for the nine months ended May 28, 1994 and May 27, 1995 (unaudited).........................  F-5
Consolidated Statements of Stockholders' Equity for the fiscal years ended August 29, 1992, August 28, 1993 and August 27, 1994 and for the
 nine months ended May 27, 1995 (unaudited)..............................  F-6
Notes to Consolidated Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
FSI International, Inc.:

  We have audited the accompanying consolidated balance sheets of FSI International, Inc. and subsidiaries as of August 28, 1993 and August 27, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended August 27, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FSI International, Inc. and subsidiaries at August 28, 1993 and August 27, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended August 27, 1994, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Minneapolis, Minnesota
October 17, 1994, except as to
the pooling of interests with
ACS (Note 2) and the common
stock split (Note 20), which
are as of June 15, 1995

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                   FISCAL YEAR ENDED                   NINE MONTHS
                          -------------------------------------  -------------------------
                          AUGUST 29,   AUGUST 28,   AUGUST 27,     MAY 28,      MAY 27,
                             1992         1993         1994         1994          1995
                          -----------  -----------  -----------  -----------  ------------
                                                                       (UNAUDITED)
Sales (including sales
 to affiliates of
 $15,264,000,
 $19,603,000,
 $24,699,000,
 $17,701,000 and
 $35,638,000,
 respectively)..........  $46,878,835  $78,432,284  $96,437,653  $68,209,757  $126,414,960
Cost of goods sold......   28,108,592   49,464,226   55,788,375   39,796,743    72,159,943
                          -----------  -----------  -----------  -----------  ------------
  Gross profit..........   18,770,243   28,968,058   40,649,278   28,413,014    54,255,017
Selling, general and
 administrative
 expenses...............   11,170,164   14,496,165   19,552,376   13,476,242    24,089,985
Research and development
 expenses...............    9,782,979   11,760,306   15,742,894   10,998,898    17,378,245
                          -----------  -----------  -----------  -----------  ------------
  Operating income
   (loss)...............   (2,182,900)   2,711,587    5,354,008    3,937,874    12,786,787
Interest expense........     (464,589)    (556,984)    (417,521)    (402,828)      (21,895)
Other income (expense),
 net....................       54,139     (113,909)     163,897      115,492     1,053,197
                          -----------  -----------  -----------  -----------  ------------
  Income (loss) before
   income taxes.........   (2,593,350)   2,040,694    5,100,384    3,650,538    13,818,089
Income tax expense......      392,000      360,000    1,254,000      847,000     3,799,847
                          -----------  -----------  -----------  -----------  ------------
  Income (loss) before
   equity in earnings
   (loss) of affiliates.   (2,985,350)   1,680,694    3,846,384    2,803,538    10,018,242
Equity in earnings
 (loss) of affiliates...     (372,779)   1,277,261    1,799,750    1,159,900     2,127,402
                          -----------  -----------  -----------  -----------  ------------
  Net income (loss).....  $(3,358,129) $ 2,957,955  $ 5,646,134  $ 3,963,438  $ 12,145,644
                          ===========  ===========  ===========  ===========  ============
  Net income (loss) per
   common share.........  $      (.36) $       .28  $       .43  $       .31  $        .76
                          ===========  ===========  ===========  ===========  ============
Weighted average common
 shares and common share
 equivalents............    9,274,750   10,557,646   13,222,408   12,968,498    15,916,174
                          ===========  ===========  ===========  ===========  ============



   The accompanying notes are an integral part of the consolidated financial statements.

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                            AUGUST 28,  AUGUST 27,    MAY 27,
                                               1993        1994         1995
                                            ----------- ----------- ------------
                                                                     (UNAUDITED)
                  ASSETS
                  ------
Current assets:
  Cash and cash equivalents...............  $   781,661 $10,724,729 $ 38,951,747
  Restricted cash.........................    1,370,891         --           --
  Trade accounts receivable, less
   allowance for doubtful accounts of
   $350,000, $525,000 and $1,025,000,
   respectively...........................   10,465,012  16,234,940   43,518,142
  Trade accounts receivable from
   affiliates.............................    3,849,928   5,378,164    7,555,529
  Inventories.............................   13,120,190  16,452,665   24,986,505
  Deferred income tax benefit.............    1,264,000   1,832,000    2,070,222
  Prepaid expenses and other current
   assets.................................    1,877,914   4,112,238    6,802,219
                                            ----------- ----------- ------------
    Total current assets..................   32,729,596  54,734,736  123,884,364
                                            ----------- ----------- ------------
Leasehold improvements and equipment, net.    4,386,190   5,143,244   10,509,680
Investment in affiliates..................    2,694,949   4,494,699    6,622,101
Deposits and other assets.................    1,159,052   4,622,798    4,914,047
                                            ----------- ----------- ------------
                                            $40,969,787 $68,995,477  145,930,192
                                            =========== =========== ============
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------
Current liabilities:
  Notes payable to bank...................  $ 1,989,497 $       --           --
  Current maturities of long-term debt....      763,365     148,834       45,273
  Trade accounts payable..................    7,683,291  10,968,855   15,604,723
  Accrued expenses........................    6,472,893   8,948,086   13,759,646
  Customer deposits.......................      784,147   3,685,948    3,936,387
  Deferred revenue........................    1,615,521   3,204,892    6,160,688
                                            ----------- ----------- ------------
    Total current liabilities.............   19,308,714  26,956,615   39,506,717
                                            ----------- ----------- ------------
Long-term debt, less current maturities...      343,062      33,228        1,933
Deferred income taxes.....................      128,000         --           --
Stockholders' equity:
  Preferred stock, no par value;
   10,000,000 shares authorized; none
   issued and outstanding.................          --          --           --
  Common stock, no par value; 50,000,000
   shares authorized; issued and
   outstanding, 9,686,172, 13,166,073, and
   17,135,782 shares, respectively........   13,549,929  28,719,418   80,989,682
  Retained earnings.......................    7,640,082  13,286,216   25,431,860
                                            ----------- ----------- ------------
    Total stockholders' equity............   21,190,011  42,005,634  106,421,542
Commitments (notes 3 and 18)..............
                                            ----------- ----------- ------------
                                            $40,969,787 $68,995,477 $145,930,192
                                            =========== =========== ============

   The accompanying notes are an integral part of the consolidated financial statements.

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   FISCAL YEAR ENDED                   NINE MONTHS
                          -------------------------------------  ------------------------
                          AUGUST 29,   AUGUST 28,   AUGUST 27,     MAY 28,      MAY 27,
                             1992         1993         1994         1994         1995
                          -----------  -----------  -----------  -----------  -----------
                                                                       (UNAUDITED)
Operating Activities
  Net income (loss).....  $(3,358,129) $ 2,957,955  $ 5,646,134  $ 3,963,438  $12,145,644
  Adjustments to
   reconcile net income
   (loss) to net cash
   provided by (used in)
   operating activities:
   Depreciation and
    amortization........    1,934,946    2,783,157    2,647,441    2,019,553    2,106,263
   Stock issued for
    services............          --           --       141,376      105,418       65,643
   Provision for
    deferred income
    taxes...............      268,000   (1,136,000)    (696,000)         --      (238,222)
   Equity in (earnings)
    loss of affiliates..      372,779   (1,277,261)  (1,799,750)  (1,159,900)  (2,127,402)
   Gain on sale of
    equipment...........          --           --       (19,254)     (19,254)      (8,000)
   Changes in operating
    assets and
    liabilities:
     Accounts
      receivable........   (4,338,926)    (880,363)  (7,298,164)  (7,777,934) (29,460,567)
     Inventories........   (5,640,935)     265,257   (3,332,475)  (3,587,631)  (8,533,840)
     Prepaid expenses
      and other current
      assets............      803,893      321,460   (2,234,324)    (676,799)  (2,689,981)
     Trade accounts
      payable...........    3,550,088      999,624    3,285,564    1,728,063    4,635,868
     Accrued expenses...      486,626    2,667,696    2,840,603      635,093    5,545,437
     Customer deposits..    1,500,575     (799,627)   2,901,801      940,238      250,439
     Deferred revenue...      866,781      488,763    1,589,371      717,030    2,955,796
     Other current
      liabilities.......      (45,718)         --           --           --           --
                          -----------  -----------  -----------  -----------  -----------
   Net cash provided by
    (used in) operating
    activities..........   (3,600,020)   6,390,661    3,672,323   (3,112,685) (15,352,922)
                          -----------  -----------  -----------  -----------  -----------
Investing Activities
  Acquisition of
   leasehold
   improvements and
   equipment............   (1,064,877)  (2,455,266)  (2,716,891)  (1,646,592)  (7,165,688)
  Increase in deposits
   and other assets.....   (1,259,631)       3,717   (4,151,350)  (2,452,077)    (598,260)
  Proceeds from sale of
   equipment............          --           --        19,254       19,254        8,000
  Investment in
   affiliates...........      (50,000)         --           --           --           --
                          -----------  -----------  -----------  -----------  -----------
   Net cash used in
    investing
    activities..........   (2,374,508)  (2,451,549)  (6,848,987)  (4,079,415)  (7,755,948)
                          -----------  -----------  -----------  -----------  -----------
Financing Activities
  Restricted cash.......     (831,596)    (539,295)   1,370,891    1,370,891          --
  Cash overdraft........      652,714     (652,714)         --           --           --
  Principal payments on
   long-term debt.......     (307,004)    (594,051)    (924,365)    (848,018)    (134,856)
  Notes payable to bank,
   net..................    4,258,646   (2,269,149)  (1,989,497)  (1,989,497)         --
  Net proceeds from
   issuance of common
   stock................      816,077      830,514   14,662,703   14,375,562   51,470,744
  Additions to long-term
   debt obligations.....    1,012,000          --           --           --           --
                          -----------  -----------  -----------  -----------  -----------
   Net cash provided by
    (used in) financing
    activities..........    5,600,837   (3,224,695)  13,119,732   12,908,938   51,335,888
                          -----------  -----------  -----------  -----------  -----------
Increase (decrease) in
 cash and cash
 equivalents............     (373,691)     714,417    9,943,068    5,716,838   28,227,018
Cash and cash
 equivalents at
 beginning of period....      440,935       67,244      781,661      781,661   10,724,729
                          -----------  -----------  -----------  -----------  -----------
Cash and cash
 equivalents at end of
 period.................  $    67,244  $   781,661  $10,724,729  $ 6,498,499  $38,951,747
                          ===========  ===========  ===========  ===========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

        YEARS ENDED AUGUST 29, 1992, AUGUST 28, 1993 AND AUGUST 27, 1994

                                  COMMON STOCK
                             -----------------------
                             NUMBER OF                 RETAINED
                               SHARES      AMOUNT      EARNINGS       TOTAL
                             ----------  -----------  -----------  ------------
Balance, August 31, 1991...   8,740,222  $11,746,627  $ 8,040,256  $ 19,786,883
Stock issuance.............     793,380      816,077          --        816,077
Net loss...................         --           --    (3,358,129)   (3,358,129)
                             ----------  -----------  -----------  ------------
Balance, August 29, 1992...   9,533,602   12,562,704    4,682,127    17,244,831
Stock issuance.............     504,793      830,685          --        830,685
Rescission of shares.......    (352,223)        (171)         --           (171)
Tax benefit from stock
 options exercised.........         --       156,711          --        156,711
Net income.................         --           --     2,957,955     2,957,955
                             ----------  -----------  -----------  ------------
Balance, August 28, 1993...   9,686,172   13,549,929    7,640,082    21,190,011
Stock issuance.............   3,479,901   14,804,079          --     14,804,079
Tax benefit from stock
 options exercised.........         --       365,410          --        365,410
Net income.................         --           --     5,646,134     5,646,134
                             ----------  -----------  -----------  ------------
Balance, August 27, 1994...  13,166,073   28,719,418   13,286,216    42,005,634
Stock issuance (unaudited).   3,969,709   51,536,387          --     51,536,387
Tax benefit from stock
 options exercised.........         --       733,877          --        733,877
Net income (unaudited).....         --           --    12,145,644    12,145,644
                             ----------  -----------  -----------  ------------
Balance, May 27, 1995
 (unaudited)...............  17,135,782  $80,989,682  $25,431,860  $106,421,542
                             ==========  ===========  ===========  ============




   The accompanying notes are an integral part of the consolidated financial statements.

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      FISCAL YEARS ENDED AUGUST 29, 1992,
                      AUGUST 28, 1993, AND AUGUST 27, 1994
                  (INFORMATION AS OF MAY 27, 1995 AND FOR THE
         NINE-MONTHS ENDED MAY 28, 1994 AND MAY 27, 1995 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of FSI International, Inc. and its wholly owned subsidiaries, FSI International, Ltd., a foreign sales corporation (FSC) and Applied Chemical Solutions, Inc. (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

 Interim Financial Statements (unaudited)

  The consolidated condensed financial statements at May 27, 1995 and for the nine months ended May 28, 1994 and May 27, 1995 are unaudited. In the opinion of management of the Company, such unaudited financial statements include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Results for the interim periods are not necessarily indicative of the results for an entire year.

 Revenue Recognition

  Revenue related to the majority of the Company's products is recognized upon shipment, except for newly introduced products and for initial customer installations, which are recognized upon the successful completion of an evaluation period. Revenue on chemical management systems for which the Company has the responsibility of engineering and design work, as well as installation, is recognized upon successful completion of the projects' phases and milestones. Losses on such projects are recognized in the period in which it is determined that it is probable that a loss might be incurred.

 Cash and Cash Equivalents

  All highly liquid investments purchased with an original maturity of three months of less are considered to be cash equivalents and are stated at the lower of cost or market.

 Inventories

  Inventories are valued at the lower of cost, determined by the first-in, first-out method, or net realizable value.

 Leasehold Improvements and Equipment

  Leasehold improvements are carried at cost and amortized over a 3 to 15 year period or the term of the underlying lease, whichever is shorter. Equipment is carried at cost and depreciated on a straight-line or declining-balance method over their estimated economic lives. Principal economic lives for equipment are 1 to 7 years. When assets are retired or disposed of, the cost and accumulated depreciation thereon is removed from the accounts and gains or losses are included in other income (expense). Maintenance and repairs are expensed as incurred; significant renewals and betterments are capitalized.

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

 Patents and License Fees

  Patents and license fees are capitalized and amortized over their estimated economic or legal lives, whichever is shorter, ranging up to 5 years.

 Investment in Affiliates

  The Company's investment in affiliated companies consists of a 40% interest in Metron Semiconductors Europa B.V., a 50% interest in Metron Semiconductors (Hong Kong) Limited, Metron Semiconductors Far East Limited and Metron Semiconductors Asia Limited (collectively, Metron Asia Group), and a 49% interest in m.FSI Ltd. Each investment is accounted for by the equity method. Summary financial information for Metron Semiconductors Europa B.V., Metron Asia Group and m.FSI Ltd. are included in note 6.

 Capitalized Software Costs

  The Company capitalizes computer software production costs once technological feasibility has been established for the product. The capitalized costs are amortized generally over periods of two to four years. The Company had unamortized capitalized software costs of approximately $450,000 and $225,000 at August 28, 1993 and August 27, 1994, respectively. The Company amortized approximately $40,000, $432,000, and $225,000 in fiscal years 1992, 1993 and
1994, respectively.

 Income Taxes

  Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting. The Company accounts for tax credits as reductions of income tax expense in the year in which such credits are allowable for tax purposes.

  Effective August 30, 1992, the Company adopted the asset and liability method for computing its deferred taxes as specified by FAS 109 "Accounting for Income Taxes." Under the asset and liability method, deferred taxes are based on the difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates that will be in effect when these differences reverse. There was no material impact on the consolidated financial statements resulting from the adoption of FAS 109. See note 11 for additional information related to the Company's implementation of FAS 109.

 Product Warranty

  The Company, in general, warrants new equipment manufactured by the Company to the original purchaser to be free from defects in material and workmanship for up to two years, depending upon the product. Provision is made for the estimated cost of maintaining product warranties at the time the product is sold.

 Foreign Currency Transactions

  The Company enters into forward exchange contracts to reduce the impact of foreign currency fluctuations on certain sales transactions. Gains and losses from forward exchange contracts are included in the determination of net income
(loss) in the period in which the revenue from the sale is recognized.

 Net Income (Loss) Per Common Share

  Net income (loss) per common share is computed based on the weighted average number of common shares and common share equivalents outstanding during the year. For purposes of fiscal 1993 and 1994 and

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES
for the nine months ended May 28, 1994 and May 27, 1995, all stock options and stock warrants are reflected in the computation of common share equivalents. For purposes of fiscal 1992, this computation does not include stock options and stock warrants as the effect would be antidilutive. For all periods presented, fully diluted and primary net income (loss) per common share are the same.

 Reclassifications

  Certain 1992 and 1993 amounts have been reclassified to conform to the 1994 presentation.

(2) ACQUISITION OF APPLIED CHEMICAL SOLUTIONS

  On March 8, 1995, the Company completed its merger with Applied Chemical Solutions ("ACS"). The Company issued 1,061,472 shares of common stock in connection with the merger. This transaction was accounted for as a pooling of interests; therefore, all financial statements have been restated to reflect the merger. ACS prepared its financial statements using a July 31 fiscal year end. ACS's fiscal year end has been changed to the last Saturday in August to conform to the Company's year end. The Company's restated financial statements for fiscal years 1992, 1993 and 1994 and its interim financial statements include ACS amounts as of and for the fiscal years ended August 29, 1992, August 28, 1993 and August 27, 1994, respectively, and as of May 27, 1995 and for the nine months ended May 28, 1994 and May 27, 1995, respectively.

  Sales and net income (loss) included in the Company's consolidated statements of operations are as follows:

                                     YEARS ENDED                   NINE MONTHS ENDED
                         -------------------------------------  -------------------------
                         AUGUST 29,   AUGUST 28,   AUGUST 27,     MAY 28,
                            1992         1993         1994         1994      MAY 27, 1995
                         -----------  -----------  -----------  -----------  ------------
Sales
  ACS................... $         0  $ 1,480,245  $ 2,390,082  $   786,064  $  6,371,686
  FSI...................  46,878,835   76,952,039   94,047,571   67,423,693   120,043,274
                         -----------  -----------  -----------  -----------  ------------
                         $46,878,835  $78,432,284  $96,437,653  $68,209,757  $126,414,960
                         ===========  ===========  ===========  ===========  ============
Net income (loss):
  ACS................... $(2,962,167) $  (231,281) $  (869,617) $  (584,052) $    151,552
  FSI...................    (395,962)   3,189,236    6,515,751    4,547,490    11,994,092
                         -----------  -----------  -----------  -----------  ------------
                         $(3,358,129) $ 2,957,955  $ 5,646,134  $ 3,963,438  $ 12,145,644
                         ===========  ===========  ===========  ===========  ============

  In connection with the merger, approximately $800,000 of merger costs and expenses were incurred and have been charged to selling, general and administrative expenses in the Company's third quarter of 1995. The charge includes professional fees and other direct transaction costs associated with the merger.

(3) RELATED PARTY TRANSACTIONS AND OTHER LEASE COMMITMENTS

  The Company is obligated under operating lease agreements for equipment and manufacturing and office facilities. Certain of the lease agreements are with partnerships of which a partner is an officer, director and a major shareholder of the Company.

  The lease for the Company's manufacturing facilities is a lease with such a partnership (Lake Hazeltine Properties). The agreement provides for base monthly rentals of $100,917, plus payment of executory costs such as property taxes, maintenance and insurance.

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

  In addition, the agreement provides for an annual adjustment of the monthly rental based upon the percentage increase in the Consumer Price Index (CPI) for all urban customers; however, such increase shall not exceed 5% per year and is adjusted every five years to the fair market rental. The Company has guaranteed $1,000,000 of the underlying obligations of the partnership for these facilities which total approximately $2,362,000, maturing in monthly installments of $76,457 through October 1995, at which time the balance of $1,604,245 is due.

  Future minimum lease payments for all leases with noncancellable lease terms in excess of one year at August 27, 1994 are as follows:

                                                           RELATED
                                                            PARTY      OTHER
                                                            LEASE      LEASES
                                                          ---------- ----------
      Fiscal Year Ending August:
        1995............................................. $1,301,000 $  654,795
        1996.............................................    291,833    483,239
        1997.............................................     90,000    224,502
        1998.............................................        --      65,082
        1999.............................................        --      15,054
                                                          ---------- ----------
          Total minimum lease payments................... $1,682,833 $1,442,672
                                                          ========== ==========

  Rental expense for all operating leases consisted of the following:

                                                   1992       1993       1994
                                                ---------- ---------- ----------
      Rent expense for related party leases...  $1,219,700 $1,261,300 $1,289,800
      Rent expense for other operating leases.     771,200    889,800    763,600
                                                ---------- ---------- ----------
                                                $1,990,900 $2,151,100 $2,053,400
                                                ========== ========== ==========

  On June 1, 1991, the Company received a Demand Note Payable from Metron Semiconductors Asia Ltd. At August 28, 1993 and August 27, 1994, there was $500,000 outstanding against the note. The note bears interest at a rate approximately 0.75% over prime.

(4) INVENTORIES

  Inventories are summarized as follows:

                                             AUGUST 28,  AUGUST 27,    MAY 27,
                                                1993        1994        1995
                                             ----------- ----------- -----------
                                                                     (UNAUDITED)
      Finished products..................... $ 1,572,445 $ 1,675,041 $ 4,213,258
      Work in process.......................   3,873,906   5,965,322   6,433,900
      Subassemblies.........................   2,288,322   2,195,364   2,767,924
      Raw materials and purchased parts.....   5,385,517   6,616,938  11,571,423
                                             ----------- ----------- -----------
                                             $13,120,190 $16,452,665 $24,986,505
                                             =========== =========== ===========

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

(5) LEASEHOLD IMPROVEMENTS AND EQUIPMENT

  The components of leasehold improvements and equipment are as follows:

                                                              1993       1994
                                                           ---------- ----------
      Leasehold improvements.............................. $1,999,570 $2,195,030
      Office furniture and equipment......................  5,492,776  7,027,347
      Manufacturing equipment.............................  3,252,291  2,903,051
      Lab equipment.......................................  5,043,670  4,955,367
      Tooling.............................................    475,769    535,277
                                                           ---------- ----------
                                                           16,264,076 17,616,072
      Less accumulated depreciation and amortization...... 11,877,886 12,472,828
                                                           ---------- ----------
                                                           $4,386,190 $5,143,244
                                                           ========== ==========

  Included in equipment are assets under capital leases with a net book value of $517,000 and $360,000 in 1993 and 1994, respectively.

(6) INVESTMENTS IN AFFILIATES

  A summary of assets, liabilities and results of operations for Metron Semiconductors Europa B.V., the Metron Asia Group and m.FSI Ltd. accounted for on the equity method is as follows (dollars in thousands):

 Metron Semiconductors Europa B.V.:

                                                                MAY 31,
                                                        -----------------------
                                                         1992    1993    1994
                                                        ------- ------- -------
      Current assets................................... $17,917 $23,932 $31,637
      Noncurrent assets, net...........................   2,894   3,029   2,952
      Current liabilities..............................  15,811  19,521  23,799
      Noncurrent liabilities...........................     390     762     539
      Minority interest................................     456     621   1,020
      Total stockholders' equity.......................   4,154   6,057   9,231

                                                      FISCAL YEARS ENDED MAY
                                                                31,
                                                      -------------------------
                                                       1992     1993     1994
                                                      -------  -------  -------
      Sales.......................................... $45,119  $63,226  $84,097
      Net income before minority interest............      69    2,430    3,947
      Minority interest..............................     (17)    (266)    (413)
      Net income.....................................      52    2,164    3,534

 Metron Asia Group:

                                                             JUNE 30,
                                                      -------------------------
                                                       1992     1993     1994
                                                      -------  -------  -------
      Current assets................................. $ 3,235  $ 4,760  $ 7,360
      Noncurrent assets, net.........................     117      290      197
      Current liabilities............................   4,200    5,631    7,214
      Noncurrent liabilities.........................       4      --       --
      Total stockholders' (deficit) equity...........    (852)    (581)     343
                                                      FISCAL YEARS ENDED JUNE
                                                                30,
                                                      -------------------------
                                                       1992     1993     1994
                                                      -------  -------  -------
      Sales.......................................... $10,566  $14,262  $17,964
      Net income (loss)..............................     (50)     616      913

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES
 m.FSI Ltd.:

                                                              JUNE 30,
                                                        -----------------------
                                                         1992    1993    1994
                                                        ------  ------  -------
      Current assets................................... $2,106  $4,494  $ 5,748
      Noncurrent assets, net...........................  2,246   2,046    1,646
      Current liabilities..............................  2,735   5,669    4,613
      Noncurrent liabilities...........................    --        9       19
      Total stockholders' equity.......................  1,617     862    2,762
                                                         FISCAL YEARS ENDED
                                                              JUNE 30,
                                                        -----------------------
                                                         1992    1993    1994
                                                        ------  ------  -------
      Sales............................................ $1,894  $4,487  $10,027
      Net income (loss)................................ (1,883)   (928)   1,737

  The Company sold approximately $15,264,000, $19,603,000 and $24,699,000 of its products to Metron Semiconductors Europa B.V., Metron Asia Group, and m.FSI Ltd. in fiscal 1992, 1993, and 1994, respectively. In addition, in fiscal years 1993 and 1994, the Company paid the Metron Asia Group a commission for direct sales to Asian customers of $432,000 and $458,900, respectively. At August 28, 1993 and August 27, 1994, trade accounts receivable from affiliates was approximately $3,850,000 and $5,378,000, respectively.

(7) DEPOSITS AND OTHER ASSETS

  Included in deposits and other assets are net investments in sales type leases and equipment under operating leases. The components of net investment in sales type leases are as follows:

                                                                1993    1994
                                                                ---- ----------
      Minimum lease payments receivable........................ $--  $1,488,000
      Less:
        Unearned revenue.......................................  --     135,016
                                                                ---- ----------
          Total net investments
           in sales type leases................................ $--  $1,352,984
                                                                ==== ==========

  Future minimum lease payments to be received are as follows:

      FISCAL YEAR                                                       AMOUNT
      -----------                                                     ----------
      1995........................................................... $  595,200
      1996...........................................................    595,200
      1997...........................................................    297,600
                                                                      ----------
        Total future minimum lease payments to be received........... $1,488,000
                                                                      ==========

  Components of investments in equipment under operating leases are as follows:

                                                                1993    1994
                                                                ---- ----------
      Equipment under operating leases......................... $--  $1,997,312
      Less accumulated depreciation............................  --     142,665
                                                                ---- ----------
        Equipment under operating leases, net.................. $--  $1,854,647
                                                                ==== ==========

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

  The following is a schedule of future minimum lease payments under operating leases:

      FISCAL YEAR                                                       AMOUNT
      -----------                                                     ----------
      1995........................................................... $  839,000
      1996...........................................................    839,000
      1997...........................................................    839,000
      1998...........................................................    211,100
                                                                      ----------
                                                                      $2,728,100
                                                                      ==========

(8) NOTES PAYABLE TO BANK

  Notes payable to bank are summarized as follows:

                                                                    1993    1994
                                                                 ---------- ----
      Demand note payable....................................... $1,989,497 $--
                                                                 ========== ====

  On March 16, 1994, the Company repaid all outstanding loans under a $7.0 million Accounts Financing Agreement entered into on February 28, 1992 with Congress Financial Corporation ("Congress") thus satisfying all obligations owing to Congress and terminated the credit facility. In addition, the Company had a $3.0 million credit agreement with First Bank National Association ("First Bank") entered into on December 22, 1992. The First Bank credit facility terminated on December 22, 1993. At December 22, 1993, the Company had no borrowings outstanding under this credit agreement. The Company elected not to renew this credit agreement with First Bank.

(9) ACCRUED EXPENSES

  Accrued expenses are summarized as follows:

                                                             1993       1994
                                                          ---------- ----------
      Commissions........................................ $  403,552 $1,113,865
      Income taxes.......................................    668,291    501,781
      Salaries...........................................  1,692,738  2,989,010
      Pension and profit sharing.........................    493,147    449,600
      Estimated product warranty.........................  2,135,297  2,742,671
      Product sales incentive commission.................    109,159     64,334
      Other..............................................    970,709  1,086,825
                                                          ---------- ----------
                                                          $6,472,893 $8,948,086
                                                          ========== ==========

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

(10) LONG-TERM DEBT

   Long-term debt is summarized as follows:

                                                               1993      1994
                                                             --------- --------
Installment loan due in monthly installments of $27,000 in
 principal and interest at prime plus 3% through March 1995
 secured by fixed assets...................................  $ 485,000 $    --
Installment loan due in monthly installments of $8,604 in
 principal and interest at 10% through October 1994--
 secured by stock..........................................    105,595    8,533
Installment loan due in monthly installments of $2,295 in
 principal and interest at 10% through February 1995--
 secured by stock..........................................     39,020   11,476
Installment loans on capital leases; interest rates ranging
 from 9% to 14.25% through August 1996--secured by
 underlying equipment......................................    346,812  162,053
Other......................................................    130,000      --
                                                             --------- --------
                                                             1,106,427  182,062
Less current maturities....................................    763,365  148,834
                                                             --------- --------
                                                              $343,062 $ 33,228
                                                             ========= ========

  Maturities of long-term debt in fiscal 1995 is $148,834 and in fiscal 1996 is $33,228.

(11) TECHNOLOGY PURCHASE

  During fiscal 1994, the Company purchased technology and related assets from a third party. The total purchase price consisted of $90,000 cash and 35,000 shares of the Company's common stock with a fair value of approximately $205,600. As of fiscal year-end, the 35,000 shares of common stock were reserved for issuance on June 16, 1996.

(12) INCOME TAXES

  As discussed in note 1, the Company adopted FAS 109 "Accounting for Income Taxes" effective August 30, 1992. There was no effect on previously stated net income due to the adoption of FAS 109.

  The provision for income taxes is summarized as follows:

                                                 1992       1993        1994
                                               --------  ----------  ----------
      Current:
        Federal............................... $(41,600) $1,416,000  $1,627,000
        State.................................    8,600      80,000     323,000
                                               --------  ----------  ----------
                                               (33,000)   1,496,000   1,950,000
                                               --------  ----------  ----------
      Deferred:
        Federal...............................  425,000  (1,136,000)   (696,000)
        State.................................      --          --          --
                                               --------  ----------  ----------
                                                425,000  (1,136,000)   (696,000)
                                               --------  ----------  ----------
                                               $392,000  $  360,000  $1,254,000
                                               ========  ==========  ==========

  In fiscal 1993 and 1994, there was a tax benefit of $156,711 and $365,410, respectively, credited to stockholders' equity associated with the exercise of stock options.

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at August 28, 1993 and August 27, 1994 are as follows:

                                                            1993        1994
                                                         ----------  ----------
      Deferred tax assets:
        Estimated product warranty cost................. $  763,000  $  976,000
        Product obsolescence............................    562,000     844,000
        Inventory capitalization........................    370,000     341,000
        Deferred service contract revenue...............    347,000     179,000
        Allowance for doubtful accounts.................    129,000     185,000
        Patent and license amortization.................    178,000     265,000
        R&D credit carryover............................    479,000     359,000
        AMT credit carryover............................    154,000      91,000
        Foreign tax credit carryover....................     57,000         --
        Other, net......................................    274,000     470,000
                                                         ----------  ----------
          Total gross deferred tax assets...............  3,313,000   3,710,000
          Valuation allowance........................... (1,722,000) (1,460,000)
                                                         ----------  ----------
            Net deferred tax assets.....................  1,591,000   2,250,000
                                                         ----------  ----------
      Deferred tax liabilities:
        Accelerated depreciation........................ $   89,000     (29,000)
        Software development............................    166,000      83,000
        Undistributed subsidiary income.................    150,000     150,000
        Other, net......................................     50,000     214,000
                                                         ----------  ----------
          Total gross deferred tax liabilities..........    455,000     418,000
                                                         ----------  ----------
            Net deferred tax assets..................... $1,136,000  $1,832,000
                                                         ==========  ==========

  The effective tax rate differs from the statutory federal income tax rate as follows:

                                                            1992    1993   1994
                                                            -----   -----  ----
      Expected federal income tax expense (benefit)........ (34.0)%  34.0% 34.0%
      State income taxes, net of federal benefit...........   0.3    (7.2)  2.3
      Research activities credit...........................  (6.1)  (13.2) (8.4)
      Loss benefit limitation..............................  49.2      --    --
      Foreign taxes paid...................................   4.2      --    --
      Valuation allowance..................................  (2.7)   (3.3)  (.8)
      Undistributed earnings of subsidiary.................    --     5.1    --
      Other items, net.....................................   4.2     2.2  (2.5)
                                                            -----   -----  ----
                                                             15.1%   17.6% 24.6%
                                                            =====   =====  ====

  At August 27, 1994, the Company has federal income tax credit carryforwards for the alternative minimum tax of $91,000. The Company also has state credit carryovers of $359,000.

(13) PENSION AND PROFIT SHARING PLANS

  The Company has a defined contribution pension plan covering substantially all employees. Total pension cost for fiscal 1992, 1993 and 1994 was $257,816, $500,243, $630,657, respectively. There is no past service liability.

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

  The Company also has an Employee 401(k) Retirement Plan, which allows for a discretionary profit sharing contribution, covering eligible employees. Contributions under the plan are determined by means of a formula or at the discretion of the Board of Directors. There was no contribution accrued in fiscal 1992. Contributions accrued for in fiscal years 1993 and 1994 were $150,000 and $200,000, respectively.

(14) STOCK OPTIONS AND WARRANTS

  The Company's Stock Option Plans (the "Option Plans") authorize grants of options to purchase shares of the Company's common stock to officers, directors and employees. Under the Option Plans, options become exercisable at a date determined by the Option Committee. The option prices are fixed by the Option Committee, and may not be less than the fair market value of the stock at the time the option is granted. Options expire 10 years after the date granted or on a prior date as fixed by the Option Committee.

  The Company adopted a 1994 Omnibus Stock Plan (the Plan) during fiscal year 1994. The Plan, which was approved by the Company's shareholders, authorizes stock based awards ("Awards") to purchase up to 1,000,000 shares of the Company's common stock. Under the Plan, the Plan Committee has the power to make Awards, to determine when and to whom Awards will be granted, the form of each Award, the amount of each Award, and any other terms or conditions of each Award consistent with the Plan.

  The Company's Directors Nonstatutory Stock Option Plan (the "Directors Plan") allows for the granting of options to nonemployee directors. The option price and terms of the options are determined by the Directors Plan, and the exercise price of the option may not be less than the fair market value of the stock at the time the option is granted.

  The activity under all plans is as follows:

                                            NUMBER OF SHARES
                                          ----------------------
                                          AVAILABLE
          ACTIVITY DESCRIPTION            FOR GRANT  OUTSTANDING  PRICE RANGE
          --------------------            ---------  ----------- --------------
August 31, 1991..........................   872,938   1,398,672  $  .94 -$ 3.63
  Granted................................  (822,000)    822,000    2.00 -  2.75
  Exercised..............................       --     (182,200)    .94 -  1.86
  Cancelled..............................   219,060    (395,646)    .94 -  3.63
                                          ---------   ---------
August 29, 1992..........................   269,998   1,642,826     .94 -  3.03
  Granted................................  (257,558)    257,558    1.87 -  6.21
  Exercised..............................       --     (326,564)    .94 -  2.75
  Cancelled..............................    44,330     (44,330)    .94 -  2.75
                                          ---------   ---------
August 28, 1993..........................    56,770   1,529,490     .94 -  6.21
  Additional shares authorized........... 1,000,000         --             --
  Granted................................  (354,164)    354,164    6.00 -  7.13
  Exercised..............................       --     (216,864)    .94 -  3.03
  Cancelled..............................  (195,828)    (51,162)   1.75 -  7.13
                                          ---------   ---------
  August 27, 1994........................   506,778   1,615,628     .94 -  7.13
                                          =========   =========
Number of shares exercisable at August
 27, 1994................................   972,076              $  .94 -$ 4.44
                                          =========

  In fiscal 1993, the Company issued a warrant to purchase 100,000 shares of common stock at an exercise price of $3.75 per share to an unrelated company providing consulting services. The warrant expires on February 28, 2003.

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

(15) EMPLOYEE STOCK PURCHASE PLAN

  The Company adopted an employee stock purchase plan (the "Plan") effective January 1, 1989. The Plan enables employees to contribute up to 6 percent of their wages toward the purchase of the Company's common stock at 85 percent of the lower of market value at the beginning of the calendar year or the end of the calendar year. At August 27, 1994, 461,860 shares are reserved for future employee purchases of stock under the Plan. On December 31, 1991, 1992 and 1993, 141,232 shares were issued at $1.01 per share, 171,222 shares were issued at $1.70 per share and 153,436 shares were issued at $3.16 per share, respectively, under the Plan.

(16) ADDITIONAL SALES INFORMATION

  International sales for the years ended 1992, 1993 and 1994 were approximately 34%, 34% and 33%, respectively, of total sales. (Included in these percentages and the table below are sales to affiliates. See note 5.) International sales by geographic area, consisting principally of export sales, are summarized as follows:

                                                1992        1993        1994
                                             ----------- ----------- -----------
      Asia.................................. $ 8,104,000 $15,021,000 $16,015,000
      Europe................................   7,454,000  11,457,000  14,854,000
      Other.................................     431,000     113,000     626,000
                                             ----------- ----------- -----------
                                             $15,989,000 $26,591,000 $31,495,000
                                             =========== =========== ===========

  The following summarizes significant customers comprising 10% or more of the Company's direct customer sales:

                                                                 1992  1993  1994
                                                                 ----  ----  ----
      Customer A................................................  28%   23%  --
      Customer B................................................ --    --     21%

(17) RESEARCH AND DEVELOPMENT AGREEMENTS

  The Company has received research and development funding commitments from third party organizations. Such funds are not anticipated to cover all costs of the research and development projects involved. The funds received are recorded as reductions to research and development expenses. There was no third party funding received in fiscal year 1992. The Company recognized approximately $1,202,700 and $1,342,100 of third party funding in fiscal year 1993 and 1994, respectively.

(18) LICENSE AGREEMENT

  A product is offered by the Company under a license agreement. Under the license agreement, the Company has the exclusive right to sell and the non-exclusive right to manufacture the product, except that the licensor may manufacture and distribute the product for its own use. The Company also has the non-exclusive right to manufacture and sell related modules. The licensor may modify the Company's exclusive sales rights to a non-exclusive license if the Company fails to use reasonable efforts in marketing the product. The license agreement requires a royalty payment to the licensor on the equipment manufactured and sold by the Company pursuant to the license. When certain aggregate sales amounts are achieved under the license agreement, the Company has the option of reducing the royalty amount or converting the license to a fully-paid, non-exclusive license. The license agreement continues until terminated. It may be terminated by either party upon a breach by the other party, and the failure to cure, of certain terms of the agreement, including payment of royalties when due, refusal to sell products, and failure to meet quality standards.

                     FSI INTERNATIONAL, INC. & SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

(19) SUPPLEMENTARY CASH FLOW INFORMATION

  The Company's non-cash investing and financing activities in fiscal 1992, 1993, and 1994 included $374,493, $117,195 and $0, respectively, for the purchase of equipment under capital leases. The Company paid interest in fiscal 1992, 1993, and 1994 of $451,878, $586,827, and $442,688, respectively. Income taxes, net of refunds received were $778,892 in fiscal year 1992, and income taxes paid in fiscal years 1993 and 1994 were $595,691 and $1,751,000, respectively. In addition, the Company realized, in fiscal years 1993 and 1994, a tax benefit from the exercise of stock options in the amount of $156,711 and $365,410, respectively.

(20) COMMON STOCK

  On June 1, 1995, the Board of Directors declared a 2-for-1 Common Stock split to stockholders of record as of June 13, 1995. All share information and per share information have been restated to reflect this stock split.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 No dealer, salesperson, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made in this Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholder or any Underwriter. This Prospectus does not constitute an offer of any securities other than the registered securities to which it relates or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                               -----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain
 Documents by Reference...................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Recent Developments.......................................................   13
Use of Proceeds...........................................................   15
Price Range of Common Stock and
 Dividend Policy..........................................................   15
Capitalization............................................................   16
Selected Financial Data...................................................   17
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   18
Business..................................................................   23
Management................................................................   38
Principal and Selling Shareholders........................................   40
Description of Capital Stock..............................................   41
Underwriting..............................................................   44
Legal Matters.............................................................   45
Experts...................................................................   45
Index to Consolidated Financial Statements................................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                2,750,000 SHARES


[LOGO OF
 FSI INTERNATIONAL,          FSI INTERNATIONAL, INC.
 INC. APPEARS HERE]

                                  COMMON STOCK


                               -----------------

                                   PROSPECTUS
                                 July   , 1995

                               -----------------


                            NEEDHAM & COMPANY, INC.

                                LEHMAN BROTHERS

                             MONTGOMERY SECURITIES

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14--OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses payable by the Company in connection with the issuance and distribution of the securities being registered (other than underwriting expenses and commissions) are as follows:

      SEC Registration Fee............................................ $ 28,150
      NASD Filing Fee.................................................    8,663
      Nasdaq Listing Fee..............................................   17,500
      Blue Sky Fees and Expenses......................................   15,000
      *Printing Expenses..............................................  100,000
      *Legal Fees and Expenses........................................   50,000
      *Accounting Fees and Expenses...................................   50,000
      *Transfer Agent Fees and Expenses...............................    1,500
      *Miscellaneous..................................................    4,187
                                                                       --------
          Total....................................................... $275,000
                                                                       ========

- --------
*  Estimated for purposes of this filing.

ITEM 15--INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 4.01 of the Company's Restated By-Laws provides that the Company shall indemnify its directors and officers to the full extent required or permitted by Minnesota Statutes or by other provisions of law. Section 302A.521 of the Minnesota Business Corporation Act provides in substance that, unless prohibited or limited by its articles of incorporation or bylaws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of his official capacity against judgments, penalties, fines, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification, are (a) that such person has not been indemnified by another organization for the same judgments, penalties, fines, settlements, and expenses; (b) that such person acted in good faith; (c) that no improper personal benefit was obtained by such person and certain statutory conflicts of interest provisions have been satisfied, if applicable;
(d) that, in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that such person acted in a manner he reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation. The determination as to eligibility for indemnification is made by the members of the corporation's board of directors or a committee of the board who are at the time not parties to the proceeding under consideration, by special legal counsel, by the shareholders who are not parties to the proceeding, or by a court.

  Article VIII of the Company's Amended and Restated Articles of Incorporation provides that no such director shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for dividends, stock repurchases, and other distributions made in violation of Minnesota law or for violations of the Minnesota securities laws, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of the provision limiting such liability in the Company's Articles of Incorporation. This Article does not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although as a practical matter, equitable relief may not be available. This Article also does not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

  Under paragraph 10 of the Underwriting Agreement filed as Exhibit 1.1 hereto, the Underwriters agree to indemnify, under certain conditions, the Company, its directors, certain of its officers, and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 16--EXHIBITS

      1.1      Form of Underwriting Agreement
      3.1 Agreement and Plan of Reorganization dated December 23, 1994 by and among the Company, ACS Acquisition Corp., Applied Chemical
               Solutions, and certain significant shareholders of Applied
               Chemical Solutions (1)
      3.2 Share Purchase Agreement dated December 14, 1994 by and among the Company, Metron Semiconductors Europa B.V., Christopher
               Springall, Anthony Springall, Roger Springall, David Springall and Michael Springall(2)
      4.1      FSI Corporation Stock Purchase Agreement dated March 20, 1981(3)
      4.2      Stock Purchase Agreement dated September 15, 1982(3)
      4.3      Common Stock and Common Stock Purchase Warrants Agreement dated
               October 15, 1985(4)
      4.4 Second Amendment, dated as of January 9, 1989, to Common Stock and Common Stock Warrant Purchase Agreement dated as of October
               15, 1985(4)
      4.5      Registration and Preemptive Rights Agreement dated October 15,
               1985(4)
      5.1      Opinion of Faegre & Benson Professional Limited Liability
               Partnership
     23.1      Consent of Faegre & Benson Professional Limited Liability
               Partnership (included in the opinion filed as Exhibit 5.1)
     23.2      Consent of KPMG Peat Marwick LLP--FSI International, Inc.
     23.3      Consent of KPMG Peat Marwick LLP--Applied Chemical Solutions
     23.4      Consent of KPMG Accountants N.V.--Metron Semiconductors Europa
               B.V.
     24.1      Powers of Attorney (included as part of the signature page)
     27.1      Financial Data Schedule

- --------
(1) Incorporated by reference to Exhibits to the Report on Form 8-K of the Company dated January 5, 1995, File No. 0-17276.
(2) Incorporated by reference to Exhibits to the Registration Statement on Form S-3 of the Company, File No. 33-88250.
(3) Incorporated by reference to Exhibits to the Registration Statement on Form S-1 of the Company, File No. 33-25035.
(4) Incorporated by reference to Exhibits to the Report on Form 10-K for the fiscal year ended August 26, 1989, File No. 0-17276.

ITEM 17--UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on June 15, 1995.

                                          FSI International, Inc.

                                                 /s/ Joel A. Elftmann
                                          By___________________________________
                                                     Joel A. Elftmann
                                                  Chairman, President and
                                                  Chief Executive Officer

  Each of the undersigned officers and directors of FSI International, Inc. hereby appoints Joel A. Elftmann, Benno G. Sand and J. Wayne Stewart, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place, and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this Registration Statement and any and all applications, instruments, or documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                NAME                             TITLE                    DATE
                ----                             -----                    ----
      /s/ Joel A. Elftmann           Chairman, President, Chief      June 15, 1995
____________________________________   Executive Officer, and
          Joel A. Elftmann             Director (Principal
                                       Executive Officer)

       /s/ Benno G. Sand             Executive Vice President,       June 15, 1995
____________________________________   Chief Financial Officer,
           Benno G. Sand               and Secretary (Principal
                                       Financial and Accounting
                                       Officer)

     /s/ James A. Bernards           Director                        June 15, 1995
____________________________________
         James A. Bernards

       /s/ Neil R. Bonke             Director                        June 15, 1995
____________________________________
           Neil R. Bonke

    /s/ Terrence W. Glarner          Director                        June 15, 1995
____________________________________
        Terrence W. Glarner

    /s/ Robert E. Lorenzini          Director                        June 15, 1995
____________________________________
        Robert E. Lorenzini

      /s/ William M. Marcy           Director                        June 15, 1995
____________________________________
          William M. Marcy

     /s/ Charles R. Wofford          Director                        June 15, 1995
____________________________________
         Charles R. Wofford


                                 EXHIBIT INDEX

 EXHIBITS                                                                  PAGE
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    1.1   Form of Underwriting Agreement................................
    3.1   Agreement and Plan of Reorganization dated December 23, 1994 by and among the Company, ACS Acquisition Corp., Applied
          Chemical Solutions, and certain significant shareholders of
          Applied Chemical Solutions (1)
    3.2   Share Purchase Agreement dated December 14, 1994 by and among the Company, Metron Semiconductors Europa B.V., Christopher
          Springall, Anthony Springall, Roger Springall, David Springall
          and Michael Springall (2)
    4.1   FSI Corporation Stock Purchase Agreement dated March 20, 1981
          (3)
    4.2   Stock Purchase Agreement dated September 15, 1982 (3)
    4.3   Common Stock and Common Stock Purchase Warrants Agreement
          dated October 15, 1985 (3)
    4.4   Second Amendment, dated as of January 9, 1989, to Common Stock and Common Stock Warrant Purchase Agreement dated as of
          October 15, 1985 (4)
    4.5   Registration and Preemptive Rights Agreement dated October 15,
          1985 (4)
    5.1   Opinion of Faegre & Benson Professional Limited Liability
          Partnership...................................................
   23.1   Consent of Faegre & Benson Professional Limited Liability
          Partnership (included in the opinion filed as Exhibit 5.1)
   23.2   Consent of KPMG Peat Marwick LLP--FSI International, Inc......
   23.3   Consent of KPMG Peat Marwick LLP--Applied Chemical Solutions..
   23.4   Consent of KPMG Accountants N.V.--Metron Semiconductors Europa
          B.V. .........................................................
   24.1   Powers of Attorney (included as part of the signature page)
   27.1   Financial Data Schedule.......................................
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(1) Incorporated by reference to Exhibits to the Report on Form 8-K of the
    Company dated January 5, 1995, File No. 0-17276.
(2) Incorporated by reference to Exhibits to the Registration Statement on Form
    S-3 of the Company, File No. 33-88250.
(3) Incorporated by reference to Exhibits to the Registration Statement on Form
    S-1 of the Company, File No. 33-25035
(4) Incorporated by reference to Exhibits to the Report on Form 10-K for the fiscal year ended August 26, 1989, File No. 0-17276